UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-S/A

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2022

(Exact name of registrant as specified in its charter)

CALIBERCOS INC.

Commission File Number: 024-11016

Delaware	47-2426901
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

8901 E Mountain View Rd., Ste 150 Scottsdale, AZ (Address of principal executive offices)	85258 (Zip Code)

(480) 295-7600
Registrant’s telephone number, including area code

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term, collectively, the “Company”, “Caliber”, “we”, “our” or “us” refers to CaliberCos Inc.

This semiannual report on Form 1-SA (this “Report”) may contain forward-looking statements that are based on our beliefs and assumptions and information currently available to us. Forward-looking statements include information related to the expected effects on our business of possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. Risks that could affect our results of operations, liquidity and capital resources, and other aspects of our business discussed in this Report include the duration and scope of COVID-19, including whether, where and to what extent resurgences of the virus occur; its short and long-term impact on the broader economy, levels of consumer confidence, and government actions taken in response to the pandemic. These statements reflect management’s current views with respect to future events and are subject to unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. COVID-19, and the volatile economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also give rise to or aggravate the other risk factors that we identify under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on February 7, 2020, which in turn could materially affect our business, financial condition, liquidity, and results of operations (including revenues and profitability). Furthermore, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

Any forward-looking statements made by us in this Report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Overview

Caliber, was originally founded as Caliber Companies, LLC, an Arizona limited liability company, organized under the laws of Arizona, and commenced operations in January 2009. In 2014, the Company was reorganized as a Nevada corporation and in June 2018, we reincorporated in the state of Delaware.

Caliber is a leading vertically integrated asset management firm whose primary goal is to enhance the wealth of investors seeking to make investments in middle-market assets. We strive to build wealth for our investor clients by creating, managing, and servicing proprietary products, including middle-market investment funds, private syndications, and direct investments. Our funds include investment vehicles focused primarily on real estate, private equity, and debt facilities. We earn asset management fees calculated as a percentage of managed capital in our Funds and Offerings. We market our services through direct sales to private investors, wholesaling to investment advisers, direct sales to family offices and institutions, and through in-house client services.

We believe that we provide investors attractive risk-adjusted returns by offering a balance of (i) structured offerings and ease of ownership, (ii) a pipeline of investment opportunities, primarily projects that range in value between $5 million and $50 million, and (iii) an integrated execution and processing platform. Our investment strategy leverages the local market intelligence and real-time data we gain from our operations to evaluate current investments, generate proprietary transaction flow, and implement various asset management strategies.

While we primarily act as an alternative asset manager, we also offer a full suite of support services and employ a vertically integrated approach to investment management. Our asset management activities are complemented with transaction and advisory services including development and construction management, acquisition and disposition expertise, and fund formation, which we believe differentiate us from other asset management firms. We believe our model allows us to acquire attractive projects, reduce operating costs, and deliver services to our funds that bolster net returns to investors.

Our operations are organized into three reportable segments for management and financial reporting purposes: Fund Management, Development, and Brokerage.

Fund Management — This segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It includes the activities of Caliber Services, LLC and its subsidiaries (“Caliber Services”), which acts as an external manager of our funds, which have diversified investment objectives. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from fund formation. We earn fund management fees for services rendered to each of the funds by Caliber Services as follows:

•	Asset Management Fee. We receive an annual asset management fee typically equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the assets owned by the particular fund to compensate us for the overall administration of that fund. These management fees are payable regularly, generally on a monthly basis, pursuant to our management agreement with each fund.

•	Carried Interest. We are entitled to an allocation of the income allocable to the limited partners or members of each fund for returns above accumulated and unpaid priority preferred returns and repayment of preferred capital contributions (the “Hurdle Rate”). Income earned with respect to our carried interest is recorded as Performance Allocations. Performance Allocations are an important element of our business and have historically accounted for a material portion of our revenues.

Depending on the fund, we typically receive a carried interest of 20% - 35%, depending on the fund, of all cash distributions from (i) the operating cash flow of each fund above the Hurdle Rate and (ii) the cash flow resulting from the sale or refinancing of any investments held by our funds after payment of the related fund’s investors unpaid priority preferred returns and Hurdle Rate. Our funds’ preferred returns range from 6% - 12%.

•	Financing Fee. We earn a fee upon the closing of a loan by our investment funds with a third-party lender to compensate us for the services performed and costs incurred in securing the financing. This is typically a fixed fee arrangement which approximates no more than 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction. Financing fees are recorded under Transaction and Advisory Fees.

•	Set-Up Fee. We charge an initial one-time fee related to the initial formation, administration and set-up of the applicable fund. Set-up fees can be flat fees or a percentage of capital raised, typically 1.5% of capital raised or less. These fees are recorded under Transaction and Advisory Fees.

•

Fund Formation Fee. Through Caliber Securities, we earn non-affiliated fees from raising capital for our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on capital raised. These fees are recorded under Transaction and Advisory Fees.

Based on the contractual terms of the relevant funds we manage, in addition to the fees noted above, Caliber is entitled to be reimbursed its expenses, that are not to exceed non-affiliated third-party costs, related to services provided to the funds.

Development —  This segment represents our activities associated with providing real estate development services as their principal developer. These services include managing and supervising third-party developers and general contractors with respect to the development of the properties owned by our funds. Revenues generated by this segment are generally based on 4% of the total expected costs of the development or 4% of the total expected costs of the construction project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services and an Arizona licensed general contractor, acts as either the developer, development manager, and/or construction manager on our funds’ projects.

We have a number of development, redevelopment, construction, and entitlement projects that are underway or are in the planning stages, which we define as Assets Under Development (“AUD”). This category includes projects we are planning to build on undeveloped land and projects to be built and constructed on undeveloped lands which are not yet owned by our funds but are under contract to purchase. Completing these development activities may ultimately result in income-producing assets, assets we can sell to third parties, or both. As of June 30, 2022, we are actively developing 2,460 multifamily units, 2,300 single family units, 2.5 million square feet of commercial and industrial, and 1.3 million of office and retail. If all of these projects are brought to completion, the total cost capitalized to these projects, which represents total current estimated costs to complete the development and construction of such projects, is $2.2 billion, which we expect would be funded through a combination of undeployed fund cash, third-party equity, project sales, tax credit financing and similar incentives, and secured debt financing. We are under no obligation to complete these projects and may dispose of any such assets at any time. There can be no assurance that assets under development will ultimately be developed or constructed because of the nature of the cost of the approval and development process and market demand for a particular use. In addition, the mix of residential and commercial assets under development may change prior to final development. The development of these assets will require significant additional financing or other sources of funding, which may not be available.

Brokerage — This segment is involved in the buying, selling and leasing of all our funds’ assets. For the six months ended June 30, 2022 and 2021, our brokerage segment completed approximately $60.9 million and $36.1 million in transactions generating approximately $0.8 million of brokerage fees, respectively.

Trends Affecting Our Business

Our business is driven by trends which affect the following:

1.)	Capital formation: any trend which increases or decreases investors’ knowledge of alternative investments, desire to acquire them, access to acquire them, and knowledge and appreciation of Caliber as a potential provider, will affect our ability to attract and raise new capital. Capital formation also drives investment acquisitions, which contribute to Caliber’s revenues.

2.)	Investment acquisition: any trend which increases or decreases the supply of middle-market real estate projects or loans, the accessibility of developments or development incentives, or enhances or detracts from Caliber’s ability to access those projects will affect our ability to generate revenue. Coincidentally, investment acquisitions, or the rights to acquire an investment, drive capital formation – creating a flywheel effect for Caliber.

3.)	Project execution: any trend which increases or decreases the costs of execution on a real estate project, including materials pricing, labor pricing, access to materials, delays due to governmental action, and the general labor market, will affect Caliber’s ability to generate revenues.

Our business depends in large part on our ability to raise capital for our funds from investors. Since our inception, we have continued to successfully raise capital into our funds with our total capital raised through June 30, 2022 exceeding $562 million. Our success at raising new capital into our funds is impacted by the extent to which new investors see alternative assets as a viable option for capital appreciation and/or income generation. Since our ability to raise new capital into our funds is dependent upon the availability and willingness of investors to direct their investment dollars into our products, our financial performance is sensitive in part to changes in overall economic conditions that affect investment behaviors. The demand from investors is dependent upon the type of asset, the type of return it will generate (current cash flow, long-term capital gains, or both) and the actual return earned by our fund investors relative to other comparable or substitute products. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect an investor’s ability and desire to invest in real estate. For example, a significant interest rate increase could cause a projected rate of return to be insufficient after considering other risk exposures. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors in our funds may delay or reduce their investments; however, we believe our approach to investing and the capabilities that Caliber manages throughout the deal cycle will continue to offer an attractive value proposition to investors.

While we have had historical successes, there can be no assurance that fundraising for our new and existing funds will experience similar success. If we were unable to raise such capital, we would be unable to collect capital raise fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

We remain confident about our ability to find, identify, and source new investment opportunities that meet the requirements and return profile of our investment funds despite headwinds associated with increased asset valuations, competition and increased overall cost of credit. We continue to identify strategic acquisitions on off-market terms and anticipate that this trend will continue. We are at a point in our investment cycle where some of our funds have begun to exit significant parts of their portfolios while other are approaching a potential harvesting phase. We have complemented these cycles with other newer funds that will maintain management fees while providing continued sources of activity for our Development segment.

Acquiring new assets includes being able to negotiate favorable loans on both a short and long-term basis. We strive to forecast and project our returns using assumptions about, among other things, the types of loans that we might expect the market to extend for a particular type of asset. This becomes more complex when the asset also requires construction financing. We may also need to refinance existing loans that are due to mature. Factors that affect these arrangements include the interest rate and economic environment, the estimated fair value of real property, and the profitability of the asset’s historical operations. These capital market conditions may affect the renewal or replacement of our credit agreements, some of which have maturity dates occurring within the next 12 months. Obtaining such financing is not guaranteed and is largely dependent on market conditions and other factors.

Trends:

COVID-19

The prevailing trend in 2021 that affected our business was the impact of the COVID-19 pandemic, which began having an effect in the first quarter of 2020, and which subsequently affected all three trends described above. COVID-19 continues to pose a threat to the health and economic wellbeing of the worldwide population and the overall economy in light of variants that seem to spread more easily than the original virus. While the equity markets have rebounded from their steep declines in March 2020 after the World Health Organization announced that infections of COVID-19 had become a pandemic, there is continued uncertainty as to the duration of the global health and economic impact caused by COVID-19 even with vaccines now available.

For the year ended December 31, 2020, the potential adverse effects of COVID-19 resulted in an immediate and sharp slowdown in the U.S. economy which created uncertainty in the global economic outlook. This adversely affected our ability to raise money into our funds for that fiscal period. However, the global economy improved and as a result capital raised into our funds rose to $114.0 million from $39.2 million for the years ended December 31, 2021 and 2020, respectively. We are continuing to monitor the recovery in velocity of new investment capital into our funds and anticipate continuing to see the same trend for the foreseeable future.

The extent to which the pandemic will affect our business, financial condition, results of operations, liquidity and prospects materially in the future will depend on future developments, including the duration, spread and intensity of the pandemic, the duration of government measures to mitigate the pandemic and how quickly and to what extent normal economic and operating conditions can resume, all of which are uncertain and difficult to predict.

Interest rates

A prevailing trend in 2022 which affects our business is the rising interest rate environment. The majority of our funds’ assets are monetary in nature and subject to risk from changes in interest rates. Our earnings and cash flows depend to a great extent upon the difference between the interest our funds pay on loans and borrowings and the value of fixed-rate debt investments made by our funds. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments.

Interest rates remained at relatively low levels on a historical basis and the U.S. Federal Reserve maintained the federal funds target range at 0.0% to 0.25% for much of 2020 and 2021. During the first seven months of 2022, the Federal Reserve raised interest rates by an aggregate of 225 basis points. The consensus is that rates will be increased additional times during 2022. Additionally, the current geopolitical environment in Europe provides yet another layer of uncertainty around the actions that the Federal Reserve might take. Market interest rates are affected by many factors outside of our control, including governmental monetary policies, domestic and international economic conditions, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. Rising interest rates create downward pressure on the price of real estate, increase the cost and reduce the availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business.

Increased costs of borrowing could also cause us to reconsider the purchase of certain real estate assets, the terms of any such purchase or the mix of debt and equity we employ in connection with such purchase. Such issues are expected to be more prevalent in a continued rising interest rate environment. A higher interest rate environment may lead to a significant contraction or weakening in the market for debt financing or have other adverse change relating to the terms of debt financing (such as, for example, higher equity requirements and/or more restrictive covenants), particularly in the area of acquisition financings for private equity and real estate transactions, could have a material adverse impact on our business. In a rising interest rate environment, the financing of acquisitions or the operations of our funds’ portfolio companies with debt may also become less attractive due to the cost of capital or limitations on the deductibility of corporate interest expense. If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues.

In addition, if our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms, this would require us to employ a higher mix of equity to acquire real estate assets. The cost of equity in a rising interest rate environment may also become more expensive; we may be required to offer a higher rate of return on equity in order to finance such assets. This in turn would adversely affect our profitability from such assets. While to date our funds’ borrowing costs have not substantially increased, as rates continue to increase, our ability to use leverage as a financing tool or to pass along any increased costs of borrowing or financing will become more difficult, all of which could have an adverse effect on our profitability.

Inflation

Another prevailing trend in 2022 which affects our business, and which corresponds with a rising interest rate environment, is the increase in inflation nationwide. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. The annual inflation rate in the United States increased to 9.1% in June 2022, the highest rate since November 1981. As a result, during the first seven months in 2022, the Federal Reserve has increased the federal funds rate by 225 basis points to date in 2022 and has indicated its intention to continue to increase interest rates in an effort to combat inflation.

Historically, inflation has tended to favor new capital formation for Caliber’s funds, as investors seek opportunities that can hedge against rising costs, such as real estate investments. For project execution, inflation has increased the cost of nearly all building materials and labor types, increasing the cost of construction and renovation of our funds’ assets. Furthermore, third parties we do business with, such as developers and contractors, are also affected by inflation and the rising costs of goods and services used in their businesses. A significant and continued increase in interest rates and inflation could have a negative impact on their ability to do business with us, which could affect our profitability.

Key Financial Measures and Indicators

Our key financial measures are discussed in the following pages. Additional information regarding these key financial measures and our other significant accounting policies can be found in Note 2 – Summary of Significant Accounting Policies in the notes to our accompanying consolidated financial statements included herein.

Total Revenue

We generate the majority of our revenue from (i) asset management fees, (ii) performance allocations and (iii) advisory and transaction services. Included within our consolidated results, are the related revenues of certain consolidated Variable Interest Entities (“VIEs”). During 2021, we realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources. Refer to Note 2 – Summary of Significant Accounting Policies – Segment Information in the notes to our accompanying consolidated financial statements for additional disclosures.

Total Expenses

Total expenses include operating costs, general and administrative, marketing and advertising, depreciation. Included within our consolidated results, are the related expenses of certain consolidated VIEs

Other (Income) Expenses

Other (income) expenses include interest expense and interest income.

Results of Operations

Comparison of the Six Months Ended June 30, 2022 and 2021

The following table and discussion provide insight into our condensed consolidated results of operations for the six months ended June 30, 2022 and 2021 (in thousands):

	Six Months Ended June 30,
	2022	2021	$ Change	% Change
Revenues
Asset management fees	$2,066	$1,132	$934	82.5%
Performance allocations	2,405	279	2,126	762.0%
Transaction and advisory fees	2,371	2,053	318	15.5%
Consolidated funds - Hospitality revenue	32,813	17,244	15,569	90.3%
Consolidated funds - Other revenue	3,328	2,466	862	35.0%
Total revenues	42,983	23,174	19,809	85.5%
Expenses
Operating Costs	5,218	4,559	659	14.5%
General and administrative	4,137	1,477	2,660	180.1%
Marketing and Advertising	1,005	1,051	(46)	(4.4)%
Depreciation and amortization	16	65	(49)	(75.4)%
Consolidated fund expenses - Hospitality expenses	29,826	24,230	5,596	23.1%
Consolidated fund expenses - Other expenses	4,469	2,340	2,129	91.0%
Total expenses	44,671	33,722	10,949	32.5%

Consolidated funds - Other - Gain on sale of real estate investment	21,530	-	21,530	0.0%

Other expenses (income), net	(216)	(392)	176	(44.9)%
Interest income	(3)	-	(3)	0.0%
Interest expense	344	403	(59)	(14.6)%
Net Income (Loss) Before Income Taxes	19,717	(10,559)	30,276	(286.7)%
Provision for (benefit from) income taxes	-	-	-	0.0%
Net Income (Loss)	19,717	(10,559)	30,276	(286.7)%
Net income (loss) attributable to noncontrolling interests	19,628	(9,270)	28,898	(311.7)%
Net Income (Loss) Attributable to CaliberCos Inc.	89	(1,289)	$1,378	(106.9)%

For the six months ended June 30, 2022 and 2021, total revenues were $43.0 million and $23.2 million, respectively, representing a period-over-period increase of 85.5%. This increase was primarily due to an increase in revenues in our consolidated fund assets whose operations are recovering from the impact of the COVID-19 pandemic. Additionally, the increase in revenue was driven by a significant increase in performance allocations, captured from the sale of investments.

For the six months ended June 30, 2022 and 2021, total expenses were $44.7 million and $33.7 million, respectively, representing a period-over-period increase of 32.5%. The increase was primarily due to an increase in consolidated fund related expenses as operations responded to the measured recovery that started to appear in late 2021. The properties began hiring in more employees to cater to the increasing occupancies. In addition, there was an increase in general and administrative expenses of $2.7 million, which was primarily due to an increase in professional fees and an increase in the legal accrual related to the Company’s settlement agreement with 6831614 Manitoba Ltd.

For the six months ended June 30, 2022, Consolidated funds – Other – Gain on sale of real estate investment represents the gain recognized in 2022 on the sale of GC Square Apartments for $31.0 million, a multi-family property with a cost basis of $9.1 million. This sale drove the majority of our performance allocations for the period. As of December 31, 2021, this real estate investment was included in Real estate assets held for sale on the consolidated balance sheets.

Segment Analysis

The following discussion is specific to our various segments for the six months ended June 30, 2022 and 2021. Our segment information is presented in a format consistent with the information senior management uses to make operating decisions, assess performance and allocate resources.

For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with generally accepted accounting principles in the Unites States of America (“U.S. GAAP”) because these fees are eliminated in consolidation when they are derived from a consolidated fund. Furthermore, segment expenses are also different than those presented on a consolidated U.S. GAAP basis due to the exclusion of fund expenses that are paid by the consolidated funds.

Fund Management

The following table presents our results of operations for our Fund Management segment (in thousands):

	Six Months Ended June 30,
	2022	2021	$ Change	% Change
Revenues
Asset management fees	$4,168	$3,173	$995	31.4%
Performance allocations	2,405	279	2,126	762.0%
Transaction and advisory fees	1,268	959	309	32.2%
Total revenues	7,841	4,411	3,430	77.8%
Expenses
Operating costs	4,384	3,264	1,120	34.3%
General and administrative	3,982	1,373	2,609	190.0%
Marketing and advertising	1,005	1,051	(46)	(4.4)%
Depreciation and amortization	16	20	(4)	(20.0)%
Total expenses	9,387	5,708	3,679	64.5%
Other expenses (income), net	-	(305)	305	(100.0)%
Interest income	(3)	(63)	60	(95.2)%
Interest expense	314	314	-	0.0%
Net Loss	$(1,857)	$(1,243)	$(614)	49.4%

For the six months ended June 30, 2022 and 2021, asset management fees were $4.2 million and $3.2 million, respectively, representing a period-over-period increase of 31.4%. The increase in our fees corresponds to the increase in total managed capital. Total managed capital at June 30, 2022 was approximately $323.8 million compared to $244.6 million at June 30, 2021.

For the six months ended June 30, 2022 and 2021, performance allocations were $2.4 million and $0.3 million, respectively. The increase is due to $2.3 million increase in our carried interest earned by the Company related to the sale of the GC Square Apartments multi-family property in March 2022.

For the six months ended June 30, 2022 and 2021, general and administrative costs were $4.0 million and $1.4 million, respectively, representing a period-over-period increase of 190.0%. This increase was primarily due to an increase in professional fees and an increase in the legal accrual related to the Company’s settlement agreement with 6831614 Manitoba Ltd.

Development

The following table presents our results of operations for our Development segment (in thousands):

	Six Months Ended June 30,
	2022	2021	$ Change	% Change
Revenues
Transaction and advisory fees	$1,414	$1,583	$(169)	(10.7)%
Total revenues	1,414	1,583	(169)	(10.7)%
Expenses
Operating costs	750	1,526	(776)	(50.9)%
General and administrative	112	73	39	53.4%
Total expenses	862	1,599	(737)	(46.1)%
Other expenses (income), net	(207)	(48)	(159)	331.3%
Net Income	$759	$32	$727	2,271.9%

For the six months ended June 30, 2022 and 2021, operating costs were $0.8 million and $1.5 million, respectively, representing a period-over-period decrease of 50.9%. This decrease was due to the decrease in revenues over the same period and lower headcount as the Company no longer acts as general contractor on development projects.

Brokerage

The following table presents our results of operations for our Brokerage segment (in thousands):

	Six Months Ended June 30,
	2022	2021	$ Change	% Change
Revenues
Transaction and advisory fees	$1,042	$806	$236	29.3%
Total revenues	1,042	806	236	29.3%
Expenses
Operating costs	274	125	149	119.2%
General and administrative	35	32	3	9.4%
Depreciation and amortization	-	45	(45)	(100.0)%
Total expenses	309	202	107	53%
Interest expense	31	88	(57)	(64.8)%
Net Income	$702	$516	$186	36.0%

Investment Valuations

The investments that are held by our funds are generally considered to be illiquid and have no readily ascertainable market value. We value these investments based on our estimate of their fair value as of the date of determination. We estimate the fair value of our fund’s investments based on a number of inputs built within forecasting models which are either developed by a third party or by our internal finance team. The models generally rely on discounted cash flow analysis and other techniques and may include independently sourced market parameters. The material estimates and assumptions used in these models include the timing and expected amounts of cash flows, income and expenses for the property, the appropriateness of discount rates used, overall capitalization rate, and, in some cases, the ability to execute, estimated proceeds and timing of expected sales and financings. The majority of our assets utilize the income approach to value the property. Where appropriate, management may obtain additional supporting evidence of values from methods generally utilized in the real estate investment industry, such as appraisal reports and broker price opinion (“BPO”) reports.

As discussed elsewhere in this document, we have experienced adverse effects related to COVID-19 on our assets. It is unclear whether the effects of COVID-19 will have a lasting and prolonged effect on asset values over the long term.

With respect to the underlying factors that led to the change in fair value in the current year, we identify assets that are undervalued and/or underperforming at the time of acquisition. Such assets generally undergo some form of repositioning soon after our acquisition in order to help drive increased appreciation and operating performance. Once the repositioning is complete, we focus on increasing the asset’s net operating income, thereby further increasing the value of the asset. Making below-market acquisitions, adding value through development activities, and increasing free cash flow with proper management all represent a material component to our core business model. Despite those efforts, the impacts of COVID-19 have appeared in the values of our assets. While we believe that COVID-19 will not have a permanent effect on the long-term value of our assets, there can be no assurance that such outcome will occur.

Assets Under Management

AUM refers to the assets we manage or sponsor. We monitor two types of information with regard to our AUM:

i.	Managed Capital – we define this as the total equity capital raised from investors in our funds at any point in time. We use this information to monitor, among other things, the amount of ‘preferred return’ that would be paid at the time of a distribution and the potential to earn a performance fee over and above the preferred return at the time of the distribution. Our asset management fees are based on a percentage of Managed Capital and monitoring the change and composition of Managed Capital provides relevant data points for Caliber management to further calculate and predict future earnings.

ii.	Fair Value (“FV”) AUM – we define this is as the aggregate fair value of the real estate assets we manage and from which we derive management fees, performance revenues and other fees and expense reimbursements. We estimate the value these assets quarterly to help make sale and hold decisions and to evaluate whether an existing asset would benefit from refinancing or recapitalization. This also gives us insight into the value of our carried interest at any point in time. We also utilize FV AUM to predict the percentage of our portfolio which may need development services in a given year, fund management services (such as refinance), and brokerage services. As we control the decision to hire for these services, our service income is generally predictable based upon our current portfolio AUM and our expectations for AUM growth in the year forecasted. As of June 30, 2022, we had total FV AUM of approximately $638 million.

Although we believe we are utilizing generally accepted methodologies for our calculation of Managed Capital and FV AUM, it may differ from our competitors, thereby making these metrics non-comparable to our competitors.

Managed Capital

The table below summarizes the activity of the Managed Capital for the six months ended June 30, 2022:

June 30, 2022
Beginning of year	$306,899
Originations	24,770
Redemptions	(7,895)
End of period	$323,774

The following table summarizes Managed Capital of our investment fund portfolios as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Real Estate
Hospitality	$102,077	$100,887
Residential	51,656	45,643
Commercial	90,222	65,176
Total Real Estate	243,955	211,706
Credit(1)	66,791	49,729
Other(2)	13,028	45,464
Total	$323,774	$306,899

(1)	Credit Managed Capital represents loans made to Caliber’s investment funds by our Diversified credit fund.
(2)	Other Managed Capital represents undeployed capital held in our Diversified funds.

Managed capital for our hospitality investment funds increased $1.0 million during the six months ended June 30, 2022, representing capital raised into our hospitality assets for capital improvements and operating costs related to three hotels.

Managed capital for our residential investment funds increased $9.8 million during the six months ended June 30, 2022, representing: (i) $7.7 million in capital raised into our residential assets, and (ii) $2.1 million contributed by our Diversified funds, primarily to support three new multi-family ground-up builds in Arizona, which was offset by $3.8 million of redemptions related to the sale of GC Square in the first quarter of 2022.

Managed capital for our commercial investment funds increased $25.0 million during the six months ended June 30, 2022, representing capital: (i) $8.2 million in raised into our commercial assets, and (ii) $16.8 million contributed by our Diversified funds, to support commercial ground-up builds, acquisitions and tenant improvements.

During the six months ended June 30, 2022, we raised $5.0 million of new capital into Caliber Fixed Income Fund III, LP (“CFIF III”) and deployed it into our various real estate investments. We also deployed $12.0 million directly into new investments in the form of notes receivable.

As of June 30, 2022, we held $13.0 million of other managed capital, which included a $3.0 million private equity investment in a local start-up business and $10.0 million of undeployed cash and pursuit costs, compared to $45.5 million of undeployed cash and pursuit costs held as of December 31, 2021.

FV AUM

As the economy continued to recover, our FV AUM increased. The table below details the activities that had an impact on our FV AUM, for the six months ended June 30, 2022.

June 30, 2022
Beginning of year	$601,168
Assets acquired	28,862
Construction and net market appreciation	55,026
Assets sold(1)	(32,000)
Credit(2)	17,062
Other(3)	(32,436)
End of period	$637,682

The following table summarizes FV AUM of our investment fund portfolios as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Real Estate
Hospitality	$308,500	$264,800
Residential(1)	63,508	90,763
Commercial	185,855	150,412
Total Real Estate	557,863	505,975
Credit(2)	66,791	49,729
Other(3)	13,028	45,464
Total	$637,682	$601,168

(1)	Includes the sale of the GC Square Apartments multi-family property in March 2022.
(2)	Credit FV AUM represents loans made to Caliber’s investment funds by our Diversified credit fund.
(3)	Other FV AUM represents undeployed capital held in our Diversified funds.

Non-GAAP Measures

We present EBITDA and Adjusted EBITDA, which are not recognized financial measures under U.S. GAAP, as supplemental disclosures because we regularly review these measures to evaluate our funds, measure our performance, identify trends, formulate financial projections and make strategic decisions.

EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization on a basis that deconsolidates our consolidated funds (intercompany eliminations) and eliminates noncontrolling interest. Eliminating the impact of consolidated funds and noncontrolling interest provides investors a view of the performance attributable to CaliberCos Inc. and is consistent with performance models and analysis used by management. Adjusted EBITDA represents EBITDA as further adjusted to exclude stock-based compensation, transaction fees, expenses and other amounts related to the registration statement of which this prospectus forms a part, the share repurchase costs related to the Company’s Buyback Program, litigation settlements, expenses recorded to earnings relating to investment deals which were abandoned or closed, any other non-cash expenses or losses, as further adjusted for extraordinary or non-recurring items.

When analyzing our operating performance, investors should use these measures in addition to, and not as an alternative for, their most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. We generally use these non-U.S. GAAP financial measures to evaluate operating performance and for other discretionary purposes. We believe that these measures enhance the understanding of ongoing operations and comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected charges that may obscure trends in the underlying performance of our business. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly identified measures of other companies.

EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for our discretionary use because they do not consider certain cash requirements such as tax and debt service payments. These measures may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which amounts are further adjusted to reflect certain other cash and non-cash charges and are used by us to determine compliance with financial covenants therein and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

The following table presents a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for periods presented (in thousands):

	Six Months Ended June 30,
	2022	2021
Net Income (Loss) Before Income Taxes	$19,717	$(10,559)
Add:
Intercompany eliminations	3,263	3,004
Non-controlling interest eliminations	(23,376)	6,860
CaliberCos Net Loss(1)	(396)	(695)
Add:
Interest expense	344	403
Depreciation expense	16	65
EBITDA	(36)	(227)
Add:
Share buy back	157	159
Stock-based compensation	201	-
Legal costs(2)	525	-
Public registration costs(3)	779	943
Adjusted EBITDA	$1,626	$875

(1)	CaliberCos Net Loss is presented on a basis that deconsolidates our consolidated funds and eliminates noncontrolling interest and includes only those amounts attributable to CaliberCos Inc. and its wholly-owned subsidiaries. See Note 10 – Segment Reporting for additional disclosures on our segment accounting policies and the required U.S. GAAP reconciliation to the condensed consolidated statements of operations.

(2)	Legal costs represent an increase in the accrual related to the Company’s settlement agreement with 6831614 Manitoba Ltd.

(3)	Public registration costs include direct costs related to our Reg A+ and S-1 offerings such as legal and accounting advisor fees, printing costs, and advertising costs.

Liquidity and Capital Resources

As described elsewhere in this Report, COVID-19 has had far-reaching adverse impacts on the near-term availability of access to capital markets and debt. Due to COVID-19, we continue to take a measured approach to our operations and cash flows. For a discussion of remedial measures and other key trends and uncertainties that have affected our business see “Trends Affecting Our Business”.

The Company, through guarantees of loans held by its consolidated funds, has nine separate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued with outside lenders totaling $96.5 million at June 30, 2022. Management is actively managing the potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that we will be able to come to an agreement with the respective lenders in order to mitigate any defaults or enter into new financing arrangements with third-party lenders. Compliance with all other covenants were met.

Each of our funds and the related assets that are acquired or own equity interest in those funds are established as separate legal entities with limited liability. Therefore, the cash flows generated by these entities, whether through operations or financing, are unavailable for general corporate purposes.

We have historically financed our operations primarily through a combination of operating cash flows, private offerings of our equity securities, and secured and unsecured debt. In addition, due to the consolidation of CFIF III, we now recognize a revolving line of credit with a maximum borrowing amount of $4.5 million.

We hold our excess unrestricted cash in bank accounts with several high-quality financial institutions. We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months.

Equity Financings

Since inception through June 30, 2022, we have raised approximately $29.9 million from the sale of common and convertible preferred stock to third parties and management. The funds received from the issuance of our stock sales have been used for operating expenditures and refinancing our higher interest debt.

Unsecured Corporate Debt

As of June 30, 2022, we have issued and outstanding unsecured promissory notes of $11.1 million with an average outstanding principal balance of $0.1 million, a weighted average interest rate of 9.52%, and maturity dates ranging from April 2023 to June 2024. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. This outstanding debt resulted in $0.3 million of interest expense for the six month period ended June 30, 2022.

Cash Flows Analysis

The section below discusses in more detail the Company’s primary sources and uses of cash and primary drivers of cash flows within the Company’s consolidated statements of cash flows.

	Six Months Ended June 30,
(dollars in thousands)	2022	2021	$ Change
Net cash provided by (used in):
Operating activities	$989	$(9,517)	$10,506
Investing activities	(17,882)	(12,863)	(5,019)
Financing activities	27,301	32,810	(5,509)
Net Change in Cash and Cash Equivalents	$10,408	$10,430	$(22)

The assets of our consolidated funds, on a gross basis, can be substantially larger than the assets of our core business and, accordingly could have a substantial effect on the accompanying statements of cash flows. The table below summarizes our consolidated statements of cash flow by activity attributable to the Company and to our consolidated funds.

	Six Months Ended June 30,
(dollars in thousands)	2022	2021	$ Change
Net cash used in the Company’s operating activities	$(744)	$(4,342)	$3,598
Net cash provided by (used in) the Consolidated Funds’ operating activities	1,733	(5,175)	6,908
Net cash provided by (used in) operating activities	989	(9,517)	10,506
Net cash used in the Company’s investing activities	(814)	(355)	(459)
Net cash used in the Consolidated Funds’ investing activities	(17,068)	(12,508)	(4,560)
Net cash used in investing activities	(17,882)	(12,863)	(5,019)
Net cash provided by the Company’s financing activities	5,537	7,855	(2,318)
Net cash provided by the Consolidated Funds’ financing activities	21,764	24,955	(3,191)
Net cash provided by financing activities	27,301	32,810	(5,509)
Net Change in Cash and Cash Equivalents	$10,408	$10,430	$(22)

Operating Activities

Our net cash flows from operating activities are generally comprised of asset management fees, performance allocations, and transaction and advisory fees, less cash used for operating expenses, including interest paid on our debt obligations. Net cash flows used in operating activities of the Company decreased from the six months ended June 30, 2022 to 2021 primarily due to increased capital assets under management resulting in increased asset management fees and an increase in performance allocations over the same period recognized from the sale of a multi-family property held as a fund investment in March 2022 offset by increased operating expenses, including increases in payroll due to increased headcount and bonuses paid, additional amounts lent to related parties, and increased pursuit costs incurred in the current year. The increase in net cash provided by operating activities of the Consolidated Funds is related to an increase in net income, excluding the effect of the non-cash items, primarily the gain on sale of the GC Square Apartments investment in 2022.

Investing Activities

The increase in net cash flows used in investing activities of the Company for the six months ended June 30, 2022 to 2021 primarily relates to increased contributions to our investment funds compared to the prior same period. The increase in net cash flows used in investing activities of the Consolidated Funds is primarily due to the increase in investments in real estate assets, including the consolidation of the Northsight Crossings AZ, LLC and Southpointe Fundco, LLC investment funds, offset by the net impact of the deconsolidation and net proceeds from the sale of the GC Square Apartments held by the GC Square, LLC investment fund.

Financing Activities

The decrease in net cash flows provided by financing activities for the six months ended June 30, 2022 to 2021 were primarily driven by $7.2 million in proceeds raised pursuant to our Series B preferred stock Reg A+ offering in in 2021, as compared to no proceeds raised during the respective 2022 period, offset by an increase of $4.8 million of net proceeds on notes payable and notes payable – related parties in 2022 from 2021. In addition, the net proceeds from notes payable and notes payable – related parties of our consolidated funds decreased $3.1 million in 2022 as compared to the same prior period in 2021.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty created by COVID-19 and efforts to contain it has made such estimates more difficult and subjective. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

We have discussed those estimates that we believe are critical and require the use of complex judgement in their application in our 2021 Form 1-K filed with the SEC on April 28, 2022. Since the date of our 2021 Form 1-K, we have made no material changes to our critical accounting policies or the methodologies or assumptions that we apply under them.

Item 2. Other Information

None.

Item 3. Financial Statements

CaliberCos Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

(AMOUNTS in thousands, except for share and per share data)

	June 30, 2022	December 31, 2021
Assets
Cash	$5,149	$1,606
Restricted cash	1,024	1,000
Real estate investments, net	232	126
Real estate assets held for sale	1,822	1,816
Due from related parties	4,361	5,618
Investments in unconsolidated entities	3,068	2,382
Prepaid and other assets	2,471	1,433
Assets of consolidated funds
Cash	10,431	6,772
Restricted cash	10,336	7,154
Real estate investments, net	187,507	184,472
Real estate assets held for sale	21,299	9,142
Accounts receivable, net	1,276	1,215
Notes receivable - related parties	23,978	20,102
Due from related parties	108	205
Other assets	3,253	2,605
Total assets	$276,315	$245,648

Liabilities and Stockholders' Equity
Notes payable	$12,527	$6,810
Notes payable - related party	820	855
Accounts payable and accrued expenses	3,047	6,551
Buyback obligation	12,547	12,704
Due to related parties	117	727
Other liabilities	412	867
Liabilities of consolidated funds
Notes payable	150,224	147,389
Notes payable - related party	7,863	5,165
Accounts payable and accrued expenses	8,992	8,534
Due to related parties	221	390
Other liabilities	6,578	5,963
Total liabilities	203,348	195,955

Commitments and Contingencies

Stockholders' Equity
Preferred stock Series B, $0.001 par value; 12,500,000 shares authorized, 2,775,725 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	-	-
Common stock Class A, $0.001 par value; 100,000,000 shares authorized, 18,387,227 and 17,540,477 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	18	17
Common stock Class B, $0.001 par value; 15,000,000 shares authorized, 12,474,692 shares issued and outstanding as June 30, 2022 and December 31, 2021, respectively	12	12
Paid-in capital	32,749	29,237
Less treasury stock, at cost, 406,500 and 346,500 shares repurchased and 5,833,346 and 5,893,346 forward repurchase shares as of June 30, 2022 and December 31, 2021, respectively	(13,626)	(13,626)
Accumulated deficit	(24,640)	(24,729)
Stockholders' deficit attributable to CaliberCos Inc.	(5,487)	(9,089)
Stockholders' equity attributable to noncontrolling interests	78,454	58,782
Total Stockholders' Equity	72,967	49,693
Total Liabilities and Stockholders' Equity	$276,315	$245,648

The accompanying notes are an integral part of these consolidated financial statements.

CaliberCos Inc. and Subsidiaries

CONDENSED Consolidated Statements of Operations (UNAUDITED)

(AMOUNTS in thousands, except per share data)

	Six Months Ended June 30,
	2022	2021
Revenues
Asset management fees	$2,066	$1,132
Performance allocations	2,405	279
Transaction and advisory fees	2,371	2,053
Consolidated funds - Hospitality revenue(1)	32,813	17,244
Consolidated funds - Other revenue(1)	3,328	2,466
Total revenues	42,983	23,174

Expenses
Operating costs	5,218	4,559
General and administrative	4,137	1,477
Marketing and advertising	1,005	1,051
Depreciation and amortization	16	65
Consolidated funds - Hospitality expenses(1)	29,826	24,230
Consolidated funds - Other expenses(1)	4,469	2,340
Total expenses	44,671	33,722

Consolidated funds - Other - Gain on sale of real estate investment	21,530	-

Other expenses (income), net	(216)	(392)
Interest income	(3)	-
Interest expense	344	403
Net Income (Loss) Before Income Taxes	19,717	(10,559)
Provision for (benefit from) income taxes	-	-
Net Income (Loss) Before Income Taxes	19,717	(10,559)
Net income (loss) attributable to noncontrolling interests	19,628	(9,270)
Net Income (Loss) Attributable to CaliberCos Inc.	$89	$(1,289)
Basic net (loss) income per share attributable to common stockholders	$0.01	$(0.04)
Diluted net (loss) income per share attributable to common stockholders	$0.01	$(0.04)
Weighted average common shares outstanding:
Basic	30,063	29,950
Diluted	33,219	29,950

1 See Note 2 – Summary of Significant Accounting Policies – Segment Information for a discussion of our segment accounting policies and Note 3 – VIEs for a discussion of our consolidation policies.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CaliberCos Inc. and Subsidiaries

condensed Consolidated Statements of Changes in Stockholders’ Equity
(UNAUDITED)

(AMOUNTS in thousands)

			CaliberCos Inc.
	Preferred Stock		Common Stock
			Common Stock		Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Treasury Stock	Accumulated Deficit	Noncontrolling Interests	Total Stockholders' Equity
Balances as of December 31, 2021	2,776	$-	-	$-	17,702	$17	12,475	$12	$29,237	$(13,626)	$(24,729)	$58,782	$49,693
Issuance of common stock	-	-	-	-	847	1	-	-	3,311	-	-	-	3,312
Equity based compensation expense	-	-	-	-	-	-	-	-	201	-	-	-	201
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	16,563	16,563
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,610)	(1,610)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,992)	(1,992)
Consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	3,864	3,864
Deconsolidation of VIEs	-	-	-	-	-	-	-	-	-	-	-	(16,781)	(16,781)
Net income	-	-	-	-	-	-	-	-	-	-	89	19,628	19,717
Balances as of June 30, 2022	2,776	$-	-	$-	18,549	$18	$12,475	$12	$32,749	$(13,626)	$(24,640)	78,454	$72,967

Balances as of December 31, 2020	851	$-	-	$-	17,702	$17	12,475	$12	$22,039	$(13,626)	$(24,780)	$64,776	48,438
Issuance of preferred stock	1,925	-	-	-	-	-	-	-	7,174	-	-	-	7,174
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	18,547	18,547
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,874)	(1,874)
Consolidation of VIEs	-	-	-	-	-	-	-	-	-	-	-	(34)	(34)
Deconsolidation of VIEs	-	-	-	-	-	-	-	-	-	-	942	(6,026)	(5,084)
Other	-	-	-	-	-	-	-	-	-	-	135	-	135
Net loss	-	-	-	-	-	-	-	-	-	-	(1,289)	(9,270)	(10,559)
Balances as of June 30, 2021	2,776	$-	-	$-	17,702	$17	12,475	$12	$29,213	$(13,626)	$(24,992)	$62,521	$53,145

The accompanying notes are an integral part of these condensed consolidated financial statements.

CaliberCos Inc. and Subsidiaries

condensed Consolidated Statements of Cash Flows (UNAUDITED)

(AMOUNTS in thousands)

	Six Months Ended June 30,
	2022	2021
Cash Flows From Operating Activities
Net income (loss)	$19,717	$(10,559)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	16	65
Equity based compensation	201	-
Changes in operating assets and liabilities:
Real estate assets held for sale	-	(3,062)
Due from related parties	1,257	131
Prepaid and other assets	(1,038)	(254)
Accounts payable and accrued expenses	(204)	(194)
Due to related parties	(610)	419
Other liabilities	(455)	(158)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of consolidated funds:
Depreciation	4,648	5,022
Gain on the disposition of real estate	(21,530)	-
Impairment of real estate	182	-
Gain on extinguishment of debt, net	(3,131)	(2,705)
Amortization of advanced key money	(38)	(63)
Amortization of above market/below market leases, net	(38)	(38)
Amortization of deferred financing costs	326	543
Changes in operating assets and liabilities of consolidated funds:
Accounts receivable, net	(63)	(312)
Due from related parties	97	139
Other assets	(209)	21
Accounts payable and accrued expenses	(200)	1,944
Due to related parties	598	63
Other liabilities	1,463	(519)
Net cash provided by (used in) operating activities	989	(9,517)

Cash Flows From Investing Activities
Investments in real estate assets	(128)	(173)
Investments in unconsolidated entities	(686)	(182)

Cash Flows From Investing Activities of consolidated funds
Consolidation of VIE	1,393	790
Deconsolidation of VIE	(16,882)	(408)
Proceeds from the sale of real estate assets held for sale	30,672	-
Investments in real estate assets	(28,375)	(6,768)
Acquisition of real estate assets	-	(4,867)
Funding of notes receivable - related party	(4,067)	(3,712)
Payment received of notes receivable - related party	191	2,457
Net cash used in investing activities	(17,882)	(12,863)

Cash Flows From Financing Activities
Proceeds from notes payable	6,585	1,400
Repayments of notes payable	(868)	(530)
Repayments of notes payable - related parties	(35)	(30)
Proceeds from the issuance of preferred stock	-	7,174
Proceeds from the issuance of common stock	12	-
Payments of treasury stock - buyback obligation	(157)	(159)

CALIBERCOS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)

(AMOUNTS IN THOUSANDS)

	Six Months Ended June 30,
	2022	2021
Cash Flows From Financing Activities of consolidated funds
Payment of deferred financing costs	(241)	(288)
Proceeds from notes payable	23,315	16,199
Repayments of notes payable	(16,969)	(1,405)
Repayments of notes payable - related parties	(7,757)	(4,400)
Proceeds from notes payable - related parties	10,455	1,774
Contributions from noncontrolling interest holders	16,563	18,547
Redemptions of noncontrolling interests	(1,610)	(3,598)
Distributions to noncontrolling interest holders	(1,992)	(1,874)
Net cash provided by financing activities	27,301	32,810
Net Increase in Cash and Restricted Cash	10,408	10,430
Cash and Restricted Cash at Beginning of Period	16,532	10,815
Cash and Restricted Cash at End of Period	$26,940	$21,245

Reconciliation of Cash and Restricted Cash
Cash at beginning of period	$8,378	$6,532
Restricted cash at beginning of period	8,154	4,283
Cash and restricted cash at beginning of period	16,532	10,815

Cash at end of period	15,580	11,119
Restricted cash at end of period	11,360	10,126
Cash and restricted cash at end of period	$26,940	$21,245

Supplemental Disclosure of Cash Flow Information
Cash paid for interest for the six months ended June 30, 2022 and 2021, respectively	$568	$334

Supplemental Disclosure of Cash Flow Information of consolidated funds
Cash paid for interest, net of capitalized interest of $3 and $144 for the six months ended June 30, 2022 and 2021, respectively	4,548	4,152

Supplemental Disclosures of Non-cash Investing and Financing Activities
Real estate investments moved to held for sale	6	3,062
Increase in note payable due to Deconsolidation of VIEs	-	2,705
Note receivable eliminated in consolidation	-	(3,110)
Cost of real estate investments included in accounts payable	-	474
Issuance of common stock in connection with legal settlement	3,200	-
Issuance of common stock in lieu of cash payment for accounts payable	100	-
Supplemental Disclosures of Non-cash Investing and Financing Activities of Consolidated Funds
Real estate investments moved to held for sale	21,299	-
Cost of real estate investments included in accounts payable	788	-
Consolidation of VIEs
Real estate investments, net	-	(14,936)
Other assets	568	(16)
Notes payable	22	8,300
Notes payable – related parties	-	4,400
Accounts payable and accrued expenses	(130)	-
Due to related parties	-	2
Other liabilities	(688)	-
Noncontrolling interests	4,029	(824)
Deconsolidation of VIEs
Real estate investments, net	-	3,046
Accounts receivable, net	(2)	1
Notes receivable	-	85
Other assets	48	24
Due to related parties	767	-
Notes payable	-	(826)
Accrued expenses	-	(12)
Other liabilities	4	(32)
Accumulated deficit	-	942
Noncontrolling interests	(101)	(6,435)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Liquidity

Organization

CaliberCos Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the “Company”, “Caliber”, “we”, “our”, and “us”), is an alternative asset manager of private syndication and direct investment real estate funds, and provider of a full suite of traditional real estate services. The Company was formed in November 2014, and originally began as Caliber Companies, LLC, an Arizona limited liability company, which commenced operations in January 2009. We also provide various support services to the investments we manage including fund formation services, lending support, construction and development management, and real estate brokerage. Our business is organized into three reportable segments Fund Management, Development and Brokerage. As of June 30, 2022 we had operations in Alaska, Arizona, Colorado, Nevada, Texas and Utah.

In general, our private equity real estate funds are organized as operating partnerships, in which multiple unrelated passive investors own partnership interests. In addition, we are designated as the manager and/or general partner of the partnership. Depending on the legal structure and arrangements between us and the funds, we may or may not consolidate the partnerships for financial reporting purposes. For funds in which we are determined to be the controlling party or primary beneficiary for financial reporting purposes, the fund is consolidated, and the passive investors’ ownership is presented as noncontrolling interest in the accompanying condensed consolidated financial statements. For funds in which we are not determined to be the controlling party for financial reporting purposes, the fund is not consolidated, and any fees earned from the fund are included in fund management revenue in the accompanying condensed consolidated financial statements. See Note 2 – Summary of Significant Accounting Policies for more detail.

Liquidity

The Company, through guarantees of loans held by its consolidated funds, has nine separate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued with outside lenders totaling $96.5 million at June 30, 2022. Management is actively managing the potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that we will be able to enter into new financing arrangements with third-party lenders. See Note 5 – Notes Payable for additional details.

Impact of COVID-19

The Company continues to operate its business through the COVID-19 pandemic, including recent variants, and has taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but are not limited to: (i) implementation of remote work arrangements, which has not had a material effect on our ability  to maintain our business operations; (ii) participating in the Paycheck Protection Plan program (“PPP”); and (iii) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirements, when applicable, for a 12-month period.

The overall impact of COVID-19 will depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic. Due to these uncertainties, the Company’s accounting estimates may change, as management’s assessment of the impacts of the COVID-19 pandemic continues to evolve

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2 – Summary of Significant Accounting Policies

Accounting Policies of the Company

Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include variable interest entities (“VIEs”) where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying condensed consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary. We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement. We consolidate any VIE for which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, as well as disclose our maximum exposure to loss related to the VIEs that are consolidated. See Note 3 – VIEs for additional VIE disclosures.

Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Interim Unaudited Financial Data

Our condensed consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021.

Use of Accounting Estimates

The preparation of our condensed consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty in the economic environment created by COVID-19 has increased the inherent uncertainty in such estimates and assumptions. Actual results could differ significantly from those estimates.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications also did not have any impact on our condensed consolidated balance sheets, condensed consolidated statements of changes in stockholders’ equity, or condensed consolidated statements of cash flows. In addition, during 2021, the Company realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources.

These condensed consolidated financial statements and related footnotes, including prior year financial information, are presented to reflect the new reportable segments. The groupings on the accompanying condensed consolidated statements of operations now segregate the consolidated fund revenues and expenses, which are also included in non-controlling interest. This change in presentation did not impact total revenues, total expenses, or net loss. See Note 2 – Summary of Significant Accounting Policies – Segment Information for additional information.

Cash

Cash includes cash in bank accounts. The Company deposits cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash balances may exceed FDIC limits; although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of held in escrow accounts by contractual agreement with the Company’s lender as part of financial loan covenant requirements.

Investments in Unconsolidated Entities

If an entity is not a VIE, our determination of the appropriate accounting method with respect to our investments in limited liability companies and other investments is based on voting control. For our managing member interests in limited liability companies, we are presumed to control (and therefore consolidate) the entity, unless the other limited partners have substantive rights that overcome this presumption of control. These substantive rights allow the limited partners to remove the general partner with or without cause or to participate in significant decisions made in the ordinary course of the entity’s business. We account for our non-controlling investments in these entities under the equity method. Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are VIE in which we are not the primary beneficiary are accounted for under the equity method.

The Company uses the hypothetical-liquidation-at-book-value (“HLBV”) approach to account for its equity method investments as the capital structure of its equity method investments results in different liquidation rights and priorities than what is reflected by the underlying percentage ownership interests as defined by the equity method agreements. Simply applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. Under the equity method, the investor’s share of the investee’s earnings or loss is calculated by the investor’s capital account at the end of the period assuming that the investee was liquidated or sold at book value, plus cash distributions received by the investor during the period, minus the investor’s new investments in the investee during the period, and minus the investor’s capital account at the beginning of the period assuming that the investee was liquidated or sold at book value. Accordingly, our share of the earnings or loss from these equity-method investments are included in consolidated net (loss) income for the six months ended June 30, 2022 and 2021.

Our determination of the appropriate accounting treatment for an investment in a subsidiary requires judgment of several factors including the size and nature of our ownership interest and the other owners’ substantive rights to make decisions for the entity. If we were to make different judgments or conclusions as to the level of our control or influence, it could result in a different accounting treatment. Accounting for an investment as either consolidated or using the equity method generally would have no impact on our net income or members’ equity in any accounting period, but a different treatment would impact individual income statement and balance sheet items, as consolidation would effectively “gross up” our statement of operations and balance sheet. In addition, under the equity method, impairment losses are recognized upon evidence of other-than-temporary losses of value.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2022 and December 31, 2021, the carrying amount of our investments in unconsolidated entities was $3.1 million and $2.4 million, respectively. In certain situations, the Company has invested only a nominal amount of cash, or no cash at all, into a venture. As the manager of the venture, we are entitled to 25 – 35% of the residual cash flow produced by the venture after the payment of any priority returns.

Depreciation and Amortization Expense

Depreciation expense includes costs associated with the purchase of furniture and equipment and office leasehold improvements which are recorded at cost. Furniture and equipment costs are depreciated using the straight-line method over the estimated useful life of the asset, generally three to seven years beginning in the first full month the asset is placed in service. Office leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term. For the six months ended June 30, 2022 and 2021, depreciation expense was $0.02 million and $0.1 million, respectively.

Real Estate Assets Held for Sale

An asset or asset group is classified as held for sale when certain criteria are met including management’s approval for sale, the availability of the asset or asset group to be sold in its present condition, and the likelihood of the sale occurring within the next twelve months is probable. At such time, if the asset was being depreciated, depreciation is no longer recognized. Assets held for sale are recorded at the lower of their carrying value, or estimated net realizable value, less costs to sell. The estimates used in the determination of the net realizable value of real estate held for sale are based on known factors to the Company at the time such estimates are made and management’s expectations of future operations and economic conditions. Should the estimate or expectations used in determining net realizable value deteriorate in the future, the Company may be required to recognize impairment charges or write-offs related to these real estate assets held for sale. In the event an asset classified as held for sale no longer meets the criteria for held for sale classification the asset is reclassified as held for use at the lower of the fair value or the depreciated basis as if the asset had continued to be used.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, management applies the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. The Company’s revenues primarily consist of fund management and transaction and advisory fees.

Fund Management

Asset Management Fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated for each fund on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time.

Performance allocations (“carried interest”) are an arrangement in which we are entitled to an allocation of investment returns, generated within the investment funds which we manage, based on a contractual formula. We typically receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from  the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns range from 6% to 12%, typically 6% for common equity or 10-12% for preferred equity, which does not participate in profits. Performance allocations are related to services which have been provided and are recognized when it is determined that they are no longer probable of significant reversal, which is generally satisfied when an underlying fund investment is realized or sold.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Transaction and Advisory Fees

Revenues from contracts with customers includes fixed fee arrangements with its related party affiliates to provide certain associated activities which are ancillary to and generally add value to the assets we manage, such as set up and fund formation services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships, brokerage services, construction and development management services, loan placement and guarantees. The recognition and measurement of revenue is based on the assessment of individual contract terms. For performance obligations satisfied at a point in time, there are no significant judgments made in evaluating when the customer obtains control of the promised service.

For performance obligations satisfied over time, significant judgment is required to determine how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information that is reasonably available to the Company. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Set up services are a one-time fee for the initial formation, administration, and set up of the private equity real estate fund. These fees are recognized at the point in time when the performance under the contract is complete.

Fund formation fees are earned at a point in time at a fixed rate based on the amount of capital raised into our managed funds. Services include marketing, offering, registering, and ultimately raising capital.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners’ interests in the net assets of our consolidated real estate partnerships as noncontrolling interests within the accompanying condensed consolidated statements of changes in stockholders’ equity. Noncontrolling interests consist primarily of equity interests held by limited partners in consolidated real estate partnerships. We generally attribute to noncontrolling interests their share of income or loss of the consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity and partners’ capital accounts.

The terms of the partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate assets. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. The terms of certain partnership agreements outline differing classes of equity ownership, some of which are redeemable by the partnership at the partnership manager’s discretion.

Related Parties

In the normal course of business, the Company enters into transactions with related parties. Related parties include affiliates of the entity, entities under common control of the Company, significant stockholders and executive management and members of their immediate families, and other parties that can significantly influence the management and operating policies of the Company.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Segment Information

During 2021, we realigned our operating segments to better reflect the internal management of our business. This realignment demonstrates a strategic shift in the growth and maturation of the Caliber model into an alternative asset manager generating fees from managed capital and growing a portfolio of high value diversified assets. The Company’s activities are organized into three operating segments which constitute three reportable segments based on similarities with both their qualitative and economic characteristics. These segments distinguish all of the primary revenue generating activities of the business but group them together by their nature. The Company’s chief operating decision maker uses total revenue, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations. Under this revised structure, the Company’s operations are now organized into three reportable segments for management and financial reporting purposes, Fund Management, Development and Brokerage.

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The consolidated investment funds are consolidated based on the requirement in ASC 810, Consolidation, as the Company was determined to be the primary beneficiary of each of these variable interest entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual investment funds. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds.

The non-reportable segments include certain business activities which do not meet the requirement to be a reportable segment because they are immaterial. These activities represent the operating activity of our single-family assets which involve both the sale and rental of real estate assets. In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments and the Company’s chief operating decision maker does not review assets or liabilities by segment to make operating decisions. Assets, liabilities and corporate expenses are recorded at the legal entity level, which is not consistent to the operating segment and is therefore not reported by segment. See Note 10 – Segment Reporting for additional disclosures regarding the Company’s segments.

Accounting Policies of Consolidated Funds

Accounting for Real Estate Investments

Upon the acquisition of real estate properties, a determination is made as to whether the acquisition meets the criteria to be accounted for as an asset acquisition or a business combination. The determination is primarily based on whether the assets acquired, and liabilities assumed meet the definition of a business. The determination of whether the assets acquired, and liabilities assumed meet the definition of a business includes a single or similar asset threshold. In applying the single or similar asset threshold, if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired, and liabilities assumed are not considered a business. Most of our consolidated fund acquisitions meet the single or similar asset threshold, due to the fact that substantially all the fair value of the gross assets acquired is attributable to the real estate assets acquired.

Acquired real estate properties accounted for as asset acquisitions are recorded at cost, including acquisition and closing costs. Our consolidated funds allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Our consolidated funds determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, using a combination of internal valuation techniques that consider comparable market transactions, replacement costs and other available information and fair value estimates provided by third-party valuation specialists, depending upon the circumstances of the acquisition. Our consolidated funds determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using a combination of internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and fair value estimates provided by third-party valuation specialists, depending upon the circumstances of the acquisition.

If a transaction is determined to be a business combination, the assets acquired, liabilities assumed, and any identified intangibles are recorded at their estimated fair values on the transaction date, and transaction costs are expensed in the period incurred.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Cost Capitalization and Depreciation

Our consolidated funds capitalize costs, including certain indirect costs, incurred in connection with their development and construction activities. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with capital addition activities at the asset level. Interest, property taxes and insurance are also capitalized during periods in which redevelopment, development and construction projects are in progress. Capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, commence at the point in time when activities necessary to get the assets ready for their intended use are in progress. This includes when assets are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. Our consolidated funds cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes or other properties are available for occupancy. Cost of ordinary repairs, maintenance and resident turnover are charged to operating expense, as incurred.

Depreciation for all tangible real estate assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our real estate assets are as follows:

Building and building improvements	15 – 40 years

Furniture, fixtures, and equipment	3 – 7 years

For the six months ended June 30, 2022 and 2021, depreciation expense was $4.6 million and $5.0 million, respectively.

Cash

Cash includes cash in bank accounts. The consolidated funds deposit cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, cash balances may exceed FDIC limits. Although the consolidated funds bear risk on amounts in excess of those insured by the FDIC, they have not experienced and do not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of tenant security deposits and cash reserves required by certain loan agreements for capital improvements and repairs. As improvements and repairs are completed, related costs incurred by the consolidated funds are funded from the reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the consolidated funds for payment of property taxes, insurance, and interest.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with obtaining long-term debt and are capitalized and amortized over the term of the related debt obligation using the straight-line method. Capitalized deferred financing costs, net of accumulated amortization, are offset against and included in Notes payable, net on the accompanying condensed consolidated balance sheets.

Consolidated Fund Revenues

In accordance with the ASC 606, Revenue from Contracts with Customers, our consolidated funds apply the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. Our consolidated funds’ revenues primarily consist of hospitality revenues and rental income.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated funds – Hospitality revenue

Hospitality revenues are comprised of charges for room rentals, food and beverage sales, and other hotel operating activities. Revenues are recognized as earned, which is defined as the date upon which a guest occupies a room or utilizes the hotel’s services. Revenues are recorded net of sales tax.

Our consolidated funds have performance obligations to provide accommodations and other ancillary services to hotel guests. As compensation for such goods and services, the consolidated funds are typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. These fees are generally payable at the time the hotel guest checks out of the hotel. The consolidated funds generally satisfy the performance obligations over time and recognize the revenue from room sales and from other ancillary guest services on a daily basis, as the rooms are occupied, and the services have been rendered.

For food and beverage, revenue is recognized upon transfer of promised products or services to customers in an amount that reflects the consideration the consolidated funds received in exchange for those services, which is generally when payment is tendered at the time of sale.

The consolidated funds receive deposits for events and rooms. Such deposits are deferred and included in Other liabilities on the accompanying consolidated balance sheets. The deposits are credited to Consolidated funds – Hospitality revenue when the specific event takes place.

Consolidated funds – Other revenue

Included in Consolidated funds – Other revenue primarily consists of rental revenue of $2.0 million and $1.5 million for the six months ended June 30, 2022 and 2021, respectively. Rental revenue includes the revenues generated primarily by the rental operations of the residential (multi-family and single-family) properties of our consolidated funds. The consolidated funds’ revenues generated by residential properties, consists of rental revenue that each tenant pays in accordance with the terms of each lease and are reported on a straight-line basis over the initial noncancelable term of the lease, net of any concessions, and recognized when earned and collectability is reasonably assured. These revenues are recorded net of any sales and occupancy taxes collected from tenants. Rental revenue is not within the scope of ASC 606 and would fall under ASC 840 — Leases.

Consolidated Fund Expenses

Consolidated fund expenses consist primarily of costs, expenses and fees that are incurred by, or arise out of the operation and activities of or otherwise related to, our consolidated funds, including, without limitation, operating costs, depreciation and amortization, interest expense on debt held by our consolidated funds, insurance expenses, professional fees and other costs associated with administering and supporting those funds.

Fair Value of Financial Instruments

The fair value of financial instruments is disclosed in accordance with ASC 825, Financial Instruments. The fair value of our financial instruments is estimated using available market information and established valuation methodologies. The estimates of fair value are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair Value Measurements

Fair value measurements and disclosures consist of a three level valuation hierarchy. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the ability to observe the inputs employed in the measurement using market participant assumptions at the measurement date. An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

•	Level 2 – Inputs include quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs for the asset or liability. These unobservable inputs reflect assumptions about what market participants would use to price the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting company’s own data).

Recently Issued Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended by subsequent ASUs on this topic, which will require that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than 12 months, with the result being the recognition of a right-of-use asset and a lease liability and the disclosure of key information about the entity’s leasing arrangements. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments in ASU 2016-02 are effective for the Company for its fiscal year beginning after December 15, 2021, and interim periods in its fiscal year beginning after December 15, 2022, with early adoption permitted. A modified retrospective approach is required for existing leases that have not expired upon adoption. We are currently evaluating the potential impact the adoption of ASU 2016-02, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

Note 3 – VIEs

As of June 30, 2022 and December 31, 2021, the Company’s condensed consolidated financial statements included 14 and 13 entities, respectively, consolidated as VIEs. In February 2021, the Company deconsolidated one VIE which owned various single family real estate assets, because the Company was no longer determined to be the primary beneficiary. In November 2021, the Company deconsolidated one VIE which owned a hotel property, because the Company was no longer determined to be the primary beneficiary. In March 2022, the Company deconsolidated one VIE which sold its investment in a 164-unit apartment complex because the Company was no longer determined to be the primary beneficiary (See Note 4 – Real Estate Investments for additional information). We aggregate and report the results of operations of these VIEs in Consolidated fund revenues and Consolidated fund expenses within the accompanying condensed consolidated statements of operations.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022, the Company consolidated Northsight Crossing AZ, LLC (“Northsight”) in January 2022 and Southpointe Fundco, LLC (“Southpointe”) in June 2022 because the Company was determined to be the primary beneficiary as we have the power to direct the activities of Northsight and Southpointe and the right to absorb their losses through its guarantee of their indebtedness which is significant to the fund. The consolidation of Northsight and Southpointe consisted of the following (in thousands):

Assets
Total real estate investments, net	$23,611
Cash	233
Restricted cash	1,325
Prepaid and other assets	748
Total Assets	$25,917

Liabilities
Notes payable, net	$15,824
Notes payable - related parties	5,301
Accounts payable	51
Accrued expenses	58
Due to related parties	7
Other liabilities	688
Total Liabilities	$21,929

Stockholders' Equity	3,988
Total Liabilities and Stockholders' Equity	$25,917

Management has determined that the equity holders in our consolidated entities, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance and/or have disproportionate voting rights relative to their equity. The Company was determined to be the primary beneficiary of each of these entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual entities.

Generally, the assets of the individual consolidated VIEs can be used only to settle liabilities of each respective individual consolidated VIEs and the liabilities of the individual consolidated VIEs are liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company. When the VIE is consolidated, we reflect the assets, liabilities, revenues, expenses and cash flows of the consolidated funds on a gross basis, and the interests in the VIEs are included in non-controlling interest in the consolidated financial statements. The Company has provided financial support to certain consolidated VIEs in the form of short-term financing and guarantees of the debts of certain VIEs. In general, our maximum exposure to loss due to involvement with the consolidated VIEs is limited to the amount of capital investment in the VIE, if any, or the potential obligation to perform on the guarantee of debts.

Note 4 – Real Estate Investments

Acquisitions by Consolidated Funds

During the six months ended June 30, 2021, the consolidated funds acquired commercial buildings, from a related party, for an aggregate purchase price of $4.9 million with the acquisition being accounted for as an asset acquisition under U.S. GAAP. The allocation of the purchase price amongst the assets acquired at their relative fair value as of the acquisition date, consisted of the following for the six months ended June 30, 2021 (in thousands):

June 30, 2021
Real estate investments, at cost
Land	$1,300
Building	3,567
Total purchase price of assets acquired	$4,867

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dispositions by Consolidated Funds

During the six months ended June 30, 2022, the consolidated funds sold its investment in a 164-unit apartment complex located in Phoenix, Arizona which was previously held as investments in real estate, classified as held for sale for $31.0 million. The consolidated funds recognized a gain on the disposition of $21.5 million which is included in Consolidated funds – Other – Gain on sale of real estate investment on the accompanying condensed consolidated statements of operations.

Held for Sale by Consolidated Funds

During the six months ended June 30, 2022, the consolidated funds reclassified $21.3 million in assets which included commercial real estate investments, previously classified as investments in real estate, to held for sale.

For the year ended December 31, 2021, the consolidated funds reclassified $9.1 million in assets which included a multi-family apartment building, previously classified as investments in real estate, to held for sale.

Note 5 – Notes Payable

Notes payable consisted of the following as of June 30, 2022 and December 31, 2021, respectively (in thousands):

Notes Payable	June 30, 2022	December 31, 2021	Interest Rate	Maturity date
Payroll Protection Program Loans	$1,399	$1,399	1.00%	January 2026
Corporate Notes	9,754	3,919	10.00% - 12.00%	April 2023 - June 2024
Convertible Corporate Notes	1,374	1,492	8.25%	April 2023
Total Notes Payable	$12,527	$6,810
Deferred Financing Costs, net	-	-
Total Notes Payable, Net	$12,527	$6,810

Payroll Protection Program Loans

In January 2021, management was granted a PPP loan totaling $1.4 million. The loan is unsecured and has a fixed interest rate of 1.0% and matures in January 2026. The loan allows the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loan are determined, subject to limitations, on the use of loan proceeds over the 8- to 24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. In August 2022, the $1.4 million outstanding PPP loan was forgiven.

Corporate Notes and Convertible Corporate Notes

The Company has entered into multiple general corporate financing arrangements with third parties. The arrangements are generally evidenced in the form of a promissory note, which are secured by the otherwise unencumbered assets of the Company and require monthly or quarterly interest-only payments until maturity. The loans generally have a 12-month term and may be extended upon the mutual agreement of the lender and the borrower. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. The Company has issued corporate notes with a conversion feature. The conversion price is $4.50 per share of common stock. The holders of the convertible corporate notes can elect to convert all or any portion of the balance at any time. As of June 30, 2022 and December 31, 2021, the value of the conversion feature was zero.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2022, there were 95 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 12.00%, with a weighted average interest rate of 9.52%, and maturity dates ranging from April 2023 to June 2024. During the six months ended June 30, 2022, there were no conversions of debt into common or preferred stock.

As of December 31, 2021, there were 71 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.98%, and maturity dates ranging from January 2022 to December 2022. During the year ended December 31, 2021, there were no conversions of debt into common or preferred stock.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of our indebtedness as of June 30, 2022 (in thousands):

Year	Amount
2022	$-
2023	5,963
2024	5,165
2025	-
2026	1,399
Thereafter	-
Total	$12,527

Notes payable of consolidated funds consisted of the following as of June 30, 2022 and December 31, 2021, respectively (in thousands):

Notes Payable	June 30, 2022	December 31, 2021	Interest Rate	Maturity date
Real Estate Loans
Hampton Inn & Suites Hotel	$6,236	$6,345	4.50%	July 2025
Four Points by Sheraton Hotel	11,000	11,000	6.58%	April 2022
Holiday Inn Ocotillo Hotel	9,250	9,250	11.00%	August 2022
Airport Hotel Portfolio	56,470	56,470	5.75%	October 2022
DoubleTree by Hilton Tucson Convention Center	19,000	18,980	3.82%	August 2027
GC Square Apartments	-	11,581	3.13%	October 2028
DT Mesa Holdco II, LLC	6,015	6,015	Variable	Various
Circle Lofts, LLC	4,927	4,965	5.25%	August 2050
Ironwood Fundco, LLC	8,222	8,255	Various	Various
Northsight Crossings AZ, LLC	14,894	-	3.75%	February 2029
Southpointe Fundco, LLC	1,050	-	9.99%	June 2023
Total Real Estate Loans	137,064	132,861
Payroll Protection Program Loans	-	3,564	1.00%	Various
Economic Injury Disaster Loans	450	450	3.75%	June 2050
Revolving Line of Credit	4,500	3,750	4.75%	August 2022
Convertible Notes	8,715	7,620	10.00%	April 2023
Member Note	150	-	10.00%	December 2023
Total Notes Payable	150,879	148,245
Deferred Financing Costs, net	(655)	(856)
Total Notes Payable, Net	$150,224	$147,389

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Real Estate Loans

Hampton Inn & Suites Hotel

In July 2015, the consolidated fund entered into a $7.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Scottsdale, Arizona. The terms of the note require monthly principal and interest payments, with a balloon payment due at maturity. The loan has a fixed interest rate of 4.50% and matures in July 2025. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by an individual who is an affiliate of the Company. The terms of the loan agreement include covenant clauses, which requires certain key financial ratios and liquidity be met. As of December 31, 2021, the debt service coverage ratio covenant required by the loan agreement was not satisfied, however, a waiver of the breach of covenant was obtained from the lender. As of June 30, 2022, the loan was in compliance with the required covenants.

Four Points by Sheraton Hotel

In June 2018, the consolidated fund entered into an $11.0 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Phoenix, Arizona. Upon entering into the loan, $1.6 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for the conversion of hotel rooms (the “Conversion Reserve”), pay for the property improvement plans required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). As of June 30, 2022 and December 31, 2021, the balance of the Conversion Reserve, PIP Reserve, and Interest Reserves was $1.1 million, all of which is included in Restricted cash on the accompanying condensed consolidated balance sheets. Once the Interest Reserve is depleted, the loan continues to require monthly interest-only payments until maturity. The loan is guaranteed by the Company. In December 2021, an agreement was negotiated to extend the maturity of the loan to April 2022. Per the terms of this agreement, the original interest rate terms, which set the interest rate at the greater of 5.75% or 360 LIBOR Rate plus 4.00%, are extended through March 2022 and thereafter 12.0% until maturity. As of the date of this filing, the Company had not repaid the outstanding loan balance and the lender had not declared an event of default. The Company is negotiating with the lender to amend the loan agreement to extend the maturity date of the loan. The lender applied an interest rate of 6.58% to calculate the monthly interest payments for each of the six months ended June 30, 2022 and for July and August 2022 and the fund has paid all monthly interest incurred at this interest rate through August 2022.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a debt service coverage ratio (“DSCR”) requirement. As of June 30, 2022 and December 31, 2021, the loan was not in compliance with its loan covenants as the hotel property’s operating results were below the required DSCR threshold. As of the date of this filing, the lender had not declared an event of default related to the DSCR requirement. As of June 30, 2022, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. Compliance with all other covenants was met as of June 30, 2022.

There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any events of default and extend the maturity of the loan. Upon occurrence of an event of default, the lender may, at its sole option and in its sole discretion, but is not limited to, demand payment of the outstanding loan balance or commence foreclosure proceedings on the hotel property.

Holiday Inn Ocotillo Hotel

In July 2018, the consolidated fund entered into a $9.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Chandler, Arizona. Upon entering into the loan, $0.9 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for operating expenses (the “Operating Reserve”), pay for the property improvement plan required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). The Interest Reserve and Operating Reserve have a floor of $0.1 million, respectively, where if the balance falls below the floor, the Company is required to fund the reserves back to their original amounts. As of June 30, 2022 and December 31, 2021, the balance held in reserves related to the loan agreement were $0.2 million, which are included in Restricted cash on the accompanying condensed consolidated balance sheets. The loan requires monthly interest-only payments. In August 2021, the loan agreement was amended and restated with the lender extending the maturity date to August 2022. Per the terms of the restated loan agreement, the interest rate on the loan is equal to 1-month LIBOR plus 6.00%, with a floor rate of 9.00% which increased to 11% in June 2022. As of June 30, 2022, the interest rate on the loan was 11.00%. In September 2022, the loan agreement was amended and restated with the lender extending the maturity date to May 2023, with an option to extend the maturity date to October 2023 contingent on meeting a minimum net operating income and no event of default, as defined in the agreement, has occurred and is continuing. The amended and restated loan agreement requires the Company to fund an additional $0.2 million to the Interest Reserve. The loan is guaranteed by the Company.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Airport Hotel Portfolio

In September 2018, the consolidated fund entered into a $62.2 million portfolio loan. Initial funding of the loan was $56.5 million with the option to receive an additional $5.7 million once certain operating performance thresholds are met. The loan is secured by a deed of trust and assignment of leases and rents of the Airport Hotel Portfolio. The loan has a variable interest rate equal to one-month LIBOR plus 3.75%, resulting in a rate of 5.75% as of June 30, 2022. The loan requires interest-only payments until maturity and matures in October 2021 with options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The terms of the loan agreement require an exit fee equal to 0.25% of the original principal amount of the loan at the time the loan is repaid in full. The exit fee of $0.2 million was accrued upon entering into the loan and recorded as a deferred financing cost to be amortized over the life of the loan. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash management” provision that is triggered when the property’s operating results are below a certain DSCR threshold. As of June 30, 2020, the testing period, and December 31, 2020, the hotel properties’ operational results were below that certain DSCR and certain other required financial covenants were not met. In December 2020, the lender provided notification to management exercising their right under the “cash management” provision, and as such the hotel properties’ operating cash is subject to “cash management”. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to October 2022. Per the terms of the renegotiated loan agreement, $3.2 million was placed into reserve accounts for the payment of debt service, which is included in Restricted cash on the accompanying consolidated balance sheets. The terms of the renegotiated loan agreement include a waiver of the breach of covenants at December 31, 2020 and further waives the financial covenants through the loan maturity date.

DoubleTree by Hilton Tucson Convention Center Hotel

In August 2019, the consolidated fund entered into a loan agreement with a maximum borrowing amount of $19.0 million, which is secured by a deed of trust and assignment of rents of the DoubleTree by Hilton Tucson Convention Center located in Tucson, Arizona. The loan has a variable interest rate per annum equal to LIBOR plus 2.50% resulting in a rate of 3.82% as of June 30, 2022. The loan requires interest-only payments until September 2022 and principal and interest payments thereafter until maturity. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date. The terms of the loan include, among other things, certain financial covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement. The loan matures in August 2027 and is guaranteed by the Company.

GC Square Apartments

In October 2020, the consolidated fund entered into an $11.6 million loan which was secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan bears interest at a fixed annual rate of 3.125% for the first three years, thereafter, the interest rate is adjusted annually to a rate which is equal to the sum of the highest published prime rate as defined by the agreement and a margin of 0.123% with a floor of 3.125% and a ceiling of 16.0% per year. The loan matures in October 2028. The loan requires interest only payments for the first year and thereafter principal and interest payments as defined by the agreement. The terms of the loan agreement provide the option to fix the annual interest rate (the “fixed interest rate option”) beginning in year 4 of the loan term. The fixed interest rate option would bear interest at an annual rate equal to the sum of a five-year fixed rate advance index defined by the agreement and a 300 basis point spread, rounded up to the next 0.125% point and requires payment to the lender of an amount equal to one percent of the outstanding principal balance at the time of exercise. The loan may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongs other things, liens, insurance, and other indebtedness. The loan is guaranteed by the Company. At December 31, 2021, amounts held in escrow for the payment of interest and taxes were $0.1 million, which is included in Restricted cash on the accompanying condensed consolidated balance sheets. In March 2022, the consolidated fund sold its investment in the multi-family property and paid the loan amount in full. As a result, the Company determined it was no longer the primary beneficiary of the fund and therefore the fund was deconsolidated. Refer to Note 2 – Summary of Significant Accounting Policies – Basis of Presentation and Consolidation for additional information on the Company’s accounting for VIEs.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DT Mesa Holdco II, LLC

In May 2019, the consolidated fund entered into a $1.0 million loan, which is secured by a deed of trust of a commercial building in Mesa, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.00%, resulting in a rate of 4.50% as of June 30, 2022. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. In February 2022, the terms of the loan agreement were renegotiated extending the maturity date of the loan to September 2022. In September 2022, the consolidated fund paid the loan amount outstanding in full.

In November 2019, the consolidated fund entered into a $5.0 million loan secured by the deed of trust of a commercial building in Mesa, Arizona. The loan has a variable interest rate per annum and is the lesser of (i) the three-year federal home loan bank rate plus 2.75% or (ii) the default rate of 5.00%, resulting in a rate of 5.84% as of June 30, 2022. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in November 2022 and is guaranteed by the Company. The terms of the loan include certain financial covenants including a debt service coverage ratio and loan-to-value requirement. As of June 30, 2022, the loan was not in compliance with its debt service coverage ratio requirement based on the operation of the related property. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to partially repay the loan in an amount and on terms satisfactory to the lender. As of June 30, 2022, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. Compliance with all other covenants was met as of June 30, 2022.

Circle Lofts, LLC

In July 2020, the consolidated fund entered into a $5.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property located in Scottsdale, Arizona. The loan has a variable interest rate per annum that is equal to LIBOR plus 5.25% with a floor of 5.25% and a ceiling of 11.25% per year. The loan matures in August 2050. The loan required interest only payments until July 2021 and principal and interest payments thereafter until maturity. The loan amount may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongs other things, liens, insurance, and other indebtedness. The loan is guaranteed by individuals who are affiliates of the Company.

Ironwood Fundco, LLC

In April 2021, the consolidated fund entered into a $5.8 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.50%, resulting in a rate of 5.70% as of June 30, 2022. The loan requires interest-only payments until maturity in May 2022. In March 2022, the fund negotiated an agreement extending the maturity date of the loan to November 2022. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty.

In April 2021, the consolidated fund entered into a $2.5 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a fixed rate per annum equal to 4.5% and matures in May 2022. The terms of the loan allow for a 12-month extension subject to certain conditions per the agreement and an extension fee of 0.25%. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. As of June 30, 2022, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to extend the maturity of the loan. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Northsight Crossing AZ, LLC

In January 2022, the consolidated fund entered into an $15.0 million loan which was secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. Upon entering into the loan, $1.3 million was placed into reserve accounts for tenant improvements, operating expenses and capital expenditures, which are included in Restricted cash on the accompanying condensed consolidated balance sheets. The loan bears interest at an annual rate of 3.75% for the first five years, thereafter, the interest rate is adjusted annually to a rate which is equal to the sum of the published prime rate as defined by the agreement and a margin of 0.5% with a floor of 3.75%. The loan matures in February 2029. Except for an annual maximum principal reduction of 20% of the original principal balance, the loan may be prepaid subject to a 1.0% prepayment premium on the outstanding balance at the time of prepayment during the first two years of the loan. The loan agreement contains certain usual and customary restrictions and covenants relating to, among other things, liens, insurance, and other indebtedness and includes a minimum DSCR requirement which begins in 2023. The loan is guaranteed by the Company.

Southpointe Fundco, LLC

In June 2022, the consolidated fund entered into a $1.1 million loan, which is secured by a deed of trust and assignment of rents of a residential development property in Phoenix, Arizona. The loan has a fixed rate per annum equal to 9.99% and matures in June 2023. The terms of the loan allow for a 6-month extension subject to certain conditions per the agreement. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan is guaranteed by an individual who is an affiliate of the Company.

Payroll Protection Program Loans

In April 2020, the consolidated funds were granted PPP loans totaling $3.4 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature in April 2022. The loans allow the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loans are determined, subject to limitations, on the use of loan proceeds over the 8-to-24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program. During 2021, $3.4 million of the outstanding PPP loans were forgiven. The gain recognized on the forgiveness of these loans is recorded in Consolidated funds - Hospitality expenses on the accompanying condensed consolidated statements of operations.

In March and April 2021, the consolidated funds were granted a second round of PPP loans totaling $3.6 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature through April 2026. Management intends to use the proceeds consistent with the terms required to qualify for forgiveness, similar to the terms in the April 2020 PPP loan program. During the six months ended June 30, 2022, $3.6 million of the outstanding PPP loans were forgiven. The gain recognized on the forgiveness of these loans is recorded in Consolidated funds - Hospitality expenses on the accompanying condensed consolidated statements of operations.

Economic Injury Disaster Loans

In June 2020, the consolidated funds were granted Economic Injury Disaster Loans (“EIDL”) loans totaling $0.6 million. The loans are secured by the assets of the respective funds and have a fixed interest rate of 3.75 % and mature in June 2050. Principal and interest payments are deferred for the first 12 months of the loans. The loans allow for prepayment of principal plus accrued interest prior to maturity. The loan agreements contain certain usual and customary restrictions and covenants relating to, among other things, insurance, and other indebtedness. In addition, the terms of the loans include a cross-default provision whereby the Small Business Administration (“SBA”) may, in its discretion, without notice or demand require immediate payment of all amounts outstanding under the loans.

Revolving Line of Credit

In August 2019, a consolidated fund entered into a revolving line of credit (“LOC”) with a maximum borrowing amount of $4.5 million. The LOC is secured by the partnership’s assets and is guaranteed by the Company. The LOC has a variable interest rate equal to the greater of (i) Wall Street Journal Prime Rate plus 0.25% per annum or (ii) 4.75%, resulting in a rate of 4.75% as of June 30, 2022. The Company is required to pay a fee of 0.20% of the unused revolving balance. The LOC matured in August 2021. In November 2021, the agreement was amended extending the maturity date of the LOC to August 2022. In August 2022, the agreement was amended extending the maturity date of the LOC to August 2023 and removing certain restrictive covenants. The terms of the LOC include certain financial covenants and as of June 30, 2022 the fund was in compliance with all such covenants.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Convertible Notes

The consolidated fund, Ironwood Fundco, LLC (“Ironwood”), has entered into 10.0% convertible notes with individual investors. The notes have a 12-month term which may be extended an additional 12 months by the fund manager. The notes require monthly or quarterly interest only payments until maturity and may be redeemed by the holder at any time prior to maturity into Class A Units of Ironwood at a post-money valuation determined by the fund manager at the time of conversion. At June 30, 2022 and December 31, 2021, $8.7 million and $7.6 million of convertible notes were outstanding. As of June 30, 2022 and December 31, 2021, the value of the conversion feature was zero.

Member Note

The consolidated fund, Southpointe Fundco, LLC (“Southpointe”), has entered into a 10.0% unsecured promissory note with an individual investor. The note matures in June 2025 and may be extended up to two additional twelve month periods by the fund manager. The note requires quarterly interest only payments. The terms of the note allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. At June 30, 2022, the outstanding balance on the note was $0.2 million.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of the consolidated funds’ indebtedness as of June 30, 2022 (in thousands):

Year	Amount
2022	$95,909
2023	10,596
2024	1,152
2025	6,699
2026	997
Thereafter	35,526
Total	$150,879

Deferred Financing Costs

During the six months ended June 30, 2022 and 2021, amortization of deferred financing costs was $0.3 million and $0.5 million, respectively. There were no write-offs during the six months ended June 30, 2022 and 2021.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6 – Related Party Transactions

Notes Receivable – Related Parties

Notes Receivable – Related Parties of consolidated funds

The Company, through its consolidated VIEs, entered into unsecured promissory notes with related parties. The notes mature on various dates through May 2023 and have interest rates of 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the six months ended June 30, 2022 and 2021, the Company earned approximately $1.3 million and $0.9 million, respectively, of interest in connection with the notes, which is included in Consolidated funds - Other revenue on the accompanying condensed consolidated statements of operations. No interest was due the consolidated funds at June 30, 2022 or December 31, 2021. As of June 30, 2022 and December 31, 2021, the outstanding principal balance on the notes were $24.0 million and $20.1 million, respectively, which is included in Notes receivable — related parties on the accompanying condensed consolidated balance sheets.

Fund Management

The Company manages multiple private equity real estate funds. See Note 2 – Summary of Significant Accounting Policies for detail on our revenues related to Fund Management. In general, the Company generates the following Fund Management revenues:

•	Asset Management Fees – We receive an annual asset management fee equal to 1.0% - 1.5% of all the non-affiliate capital contributions related to the assets owned by the particular fund to compensate us for the overall administration of that fund. We are also entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. During the six months ended June 30, 2022 and 2021, the Company earned $2.1 million and $1.1 million, respectively, of asset management fees from related parties, which are included in Asset Management Fees on the accompanying condensed consolidated statements of operations.

•	Performance allocations – We are entitled to a disproportionate allocation of the income otherwise allocable to the limited partners/members of the funds we manage, commonly referred to as carried interest. Generally we receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns typically range from 6% for common equity to 10-12% for preferred equity, which does not participate in profits. During the six months ended June 30, 2022 and 2021, the Company earned $2.4 million and $0.3 million, respectively, of performance allocations from related parties, which are included in Performance Allocations on the accompanying condensed consolidated statements of operations.

•	Transaction and Advisory Fees – We receive fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Fund Formation Fees”), loan placement and guarantee fees. During the six months ended June 30, 2022 and 2021, the Company earned $1.0 million and $0.2 million, respectively, of transaction and advisory fees from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations.

As of June 30, 2022 and December 31, 2021, amounts due to the Company from related parties for fund management services was $2.5 million and $3.9 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Development

The Company provides development related management services to affiliates and third parties, which include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services.

During the six months ended June 30, 2022 and 2021, the Company recognized $1.0 million and $0.4 million, respectively, of development revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations. As of June 30, 2022 and December 31, 2021, amounts due to the Company from related parties for development services were $1.4 million, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

Brokerage

The Company provides real estate brokerage services related to the purchase, sale and leasing of residential and commercial properties owned by the funds which we manage. During the six months ended June 30, 2022 and 2021, the Company recognized $0.4 million and $0.8 million, respectively, of brokerage commission revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations. No amounts were due to the Company for brokerage commissions at June 30, 2022 or December 31, 2021.

Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of June 30, 2022 and December 31, 2021, respectively (in thousands):

Notes Payable – Related Parties	June 30, 2022	December 31, 2021	Interest Rate	Maturity Date
Former Management	$5	$40	N/A	December 2023
Caliber Residential Advantage Fund, LP	815	815	7.50%	May 2023
Total Notes Payable – Related Parties	$820	$855

During the six months ended June 30, 2022 and 2021, the Company incurred $0.03 million and $0.1 million of interest expense in connection with the notes payable – related parties, which is included in Interest expense on the accompanying condensed consolidated statements of operations. There was no interest payable due to related parties at June 30, 2022 or December 31, 2021. Management expects to extend the Caliber Residential Advantage Fund, LP note at maturity.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes Payable – Related Parties of consolidated funds

The following table summarizes the notes payable – related parties of consolidated funds as of June 30, 2022 and December 31, 2021, respectively (in thousands):

Notes Payable – Related Parties	June 30, 2022	December 31, 2021	Interest Rate	Maturity Date
Roosevelt III HOLDCO, LLC	$2,400	$2,400	12.00%	March 2023
CDIF, LLC	1,622	1,415	12.00%	May 2023
Caliber Tax Advantaged Opportunity Zone Fund, LP	3,341	850	8.00% - 12.00%	October 2022 – December 2023
Caliber Diversified Opportunity Fund II, LP	500	500	10.00%	April 2023
Total Notes Payable – Related Parties	$7,863	$5,165

During the six months ended June 30, 2022 and 2021, the consolidated funds incurred $0.5 million and $0.1 million of interest expense in connection with the notes payable – related parties, which is included in Consolidated funds – Hospitality expenses and Consolidated funds – Other expenses on the accompanying condensed consolidated statements of operations. Interest payable at June 30, 2022 and December 31, 2021 was $0.2 million, which is included in Due to related parties on the accompanying condensed consolidated balance sheets.

Withdrawal Agreement

In November 2014, the Company entered into an agreement with a former co-manager and member of one of the Company’s consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, the Company agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with construction services at no cost to the individual, as outlined in the agreement, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. The Company issued the 55,556 shares of common stock in April 2015. As of June 30, 2022 and December 31, 2021, $0.1 million was due to the former co-manager and member of the Company, which is included in Other liabilities on the accompanying condensed consolidated balance sheets.

Other

In the normal course of business, the Company has various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest-free, and due on demand. As of June 30, 2022 and December 31, 2021, other amounts due from related parties were $0.5 million and $0.3 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

In the normal course of business, the Company has various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest-free, and due on demand. As of June 30, 2022 and December 31, 2021, other amounts due to related parties were $0.1 million and $0.7 million, respectively, which are included in Due to related parties on the accompanying condensed consolidated balance sheets.

Other – consolidated funds

In the normal course of business, the consolidated funds have various amounts due from and/or due to related parties, including affiliate entities and individuals, for various expenses paid by the funds on their behalf and other charges. These amounts are generally unsecured, interest-free, and due on demand. As of June 30, 2022 and December 31, 2021, other amounts due from related parties were $0.1 million and $0.2 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets. There were no other amounts due to related parties at June 30, 2022. As of December 31, 2021, other amounts due to related parties were $0.2 million, which are included in Due to related parties on the accompanying condensed consolidated balance sheets.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 – Commitments and Contingencies

Legal Matters

In August 2014, the Company entered into a consulting agreement with Mercadyne Advisors, LLC (“Mercadyne”) and 6831614 Manitoba Ltd. (“Manitoba”) (collectively, the “Consultants”). Per the agreement, the services to be provided by the Consultants were business consulting related services primarily focused on assisting the Company in accessing capital markets and designing, implementing, and completing a public offering. In exchange for the services, the agreement outlined the Consultants’ compensation to include a $25,000 monthly fee paid in cash and a contingently exercisable warrant to purchase a 15.0% equity interest in the Company for an aggregate exercise price of $1,000, exercisable upon the completion of a public offering. The agreement was amended in February 2015, for the purposes of amending the compensation to be a grant of equity rather than a warrant to purchase a 15.0% equity interest in the Company on a fully diluted basis as of the date of the amendment, for a price of $1,000, and to memorialize that all services required to be provided in connection with the agreement had been provided, although a public offering had not been completed. The agreement does not include a stated number of shares of common stock to be issued in exchange for the services provided. In March 2017, the Company and Mercadyne entered into a stock subscription agreement which finalized the number of shares of common stock to be issued to Mercadyne in connection with the consulting agreement and related amendment. The final number of shares issued to Mercadyne in connection with the agreement was 1,325,324. At the time of the settlement our liability was reduced by $1.1 million, with a corresponding increase to stockholders’ equity.

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint sought damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also sought fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties. On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA which included the Company’s request to submit a dispositive motion on legal issues on which the Company believed it was likely to succeed as a matter of law. Following a March 29, 2021 initial preliminary hearing conference with the arbitration panel in which the panel approved the Company’s request to submit the dispositive motion, the Company indeed successfully obtained dismissal of four (4) of the alleged claims brought by the prior consultant, including the claim against it for “treble damages”, as well as dismissal of four (4) of the alleged respondent parties, and one of the claimant parties. None of the Company’s counterclaims were dismissed. The Company had engaged in and continued to be engaged in ongoing confidential settlement negotiations with Manitoba for settlement of all claims and counterclaims arising from or relating to the facts and circumstances underlying their complaint.  In April 2022, Company management determined it was necessary to increase the accrual related to this matter to $3.2 million, as of December 31, 2021. The arbitration hearing on the claims and counterclaims commenced on June 20, 2022.

On June 21, 2022, the Company and Manitoba entered into a confidential settlement agreement providing for dismissal with prejudice of both the AAA Arbitration (No. 01-20-0005-0734) and the underlying complaint filed in Maricopa County Superior Court in the State of Arizona (Case No. CV2020-001299), notification to the court of the settlement, and issuance of an order dismissing the complaint in its entirety, with prejudice, with each party to the complaint to bear their own attorneys’ fees and costs. The agreement also provides for the arbitration to be completely dismissed, with prejudice, as well. The principal terms of the settlement are:

•	Cash payments by Caliber to Manitoba aggregating to a total amount of $525,000
•	The issuance of 800,000 shares of Caliber Class A common stock to Manitoba, subject to a Right of First Refusal in favor of Caliber as stipulated per the terms of the confidential settlement agreement
•	Releases by both parties of all claims and discharge of the complaint.

By entering into the settlement, the Company and Manitoba have resolved the complaint to their mutual satisfaction. Caliber has not made any admissions as to the validity of the claims or allegations in the complaint and Manitoba has not made any admissions that any claims or allegations in the complaint lack merit or foundation.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Environmental Matters

In connection with the ownership and operation of real estate assets, the Company may potentially be liable for costs and damages related to environmental matters. The Company believes we are in material compliance with current laws and regulations and do not know of any existing environmental condition and has not been notified by any governmental authority of any non-compliance, liability or other claim, in each case, that could result in a material adverse effect on our financial condition or results of operations.

Note 8 – Net Income (Loss) Per Share

Basic earnings per common share for the six months ended June 30, 2022 and 2021 are calculated by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting of stock options and warrants using the treasury stock method, and convertible debt and preferred stock using the if-converted method.

The Company considered the two-class method in calculating the basic and diluted earnings per share for the six months ended June 30, 2022 and 2021, however, it was determined that there was no impact to the calculation of basic and diluted net income (loss) per share attributable to common stockholders as Class A and Class B Common Stock share in the same earnings and profits, thus, having no impact on the calculation.

The following table summarizes the Company’s calculation of basic and diluted earnings per share attributable to common stockholders during the six months ended June 30, 2022 and 2021, respectively (in thousands, except per share data):

	Six Months Ended June 30,
	2022	2021
Numerator:
Net income (loss) attributable to CaliberCos Inc.	$89	$(1,289)
Preferred stock dividends	-	-
Convertible debt interest	90	97
Net income (loss) attributable to common shareholders of CaliberCos Inc.	$179	$(1,192)
Denominator:
Weighted average shares outstanding – basic	30,063	29,950
Dilutive shares – options, net	2,851	-
Dilutive shares – convertible debt	305	-
Weighted average shares outstanding – diluted	33,219	29,950

Basic net income (loss) per share attributable to common shareholders	$0.01	$(0.04)
Diluted net income (loss) per share attributable to common shareholders	$0.01	$(0.04)

The number of antidilutive shares during the six months ended June 30, 2021, consisted of the potential exercise of stock options and potential conversion of convertible debt. The following table summarizes these potential exercises and conversions during the six months ended June 30, 2021, which have been excluded from the computation of diluted loss per share attributable to common stockholders (in thousands):

Six Months Ended June 30, 2021
Additional common shares, if stock options were exercised	2,402
Additional common shares, if convertible debt were converted	332
2,734

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9 – Fair Value of Financial Instruments

Fair Value of Financial Instruments Held By Consolidated Funds

Fair values of financial instruments held by consolidated funds are estimated using available market information and established valuation methodologies. Accordingly, the estimates presented are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Financial instruments that approximate fair value due to the short-term nature of the instruments consist of cash, restricted cash, accounts receivable, and accounts payable. The fair values of long-term debt, advance key money, and interest rate caps have been estimated based on current rates available for similar instruments with similar terms, maturities, and collateral. The carrying values of the consolidated funds’ long-term debt, advance key money, and interest rate caps as of June 30, 2022 and December 31, 2021, approximated fair value, except for the long-term debt instruments listed below, all of which were measured with Level 2 inputs. The estimated fair values for the instruments below were determined based on a discounted future cash-flow model (in thousands).

	June 30, 2022		December 31, 2021
Note Payable	Carrying Value	Fair Value	Carrying Value	Fair Value
Hampton Inn & Suites Hotel	$6,236	$4,516	$6,345	$4,408
GC Square Apartments(1)	-	-	11,581	7,946
Ironwood Fundco, LLC	2,422	2,357	2,500	2,400
Northsight Crossing AZ, LLC	14,894	8,975	-	-
Southpointe Fundco, LLC	1,050	950	-	-

(1)	In March 2022, GC Square, LLC sold its investment in the multi-family property and paid its existing property loan amount in full. As a result, the Company determined it was no longer the primary beneficiary of the fund and therefore the fund was deconsolidated. Refer to Note 2 – Summary of Significant Accounting Policies – Basis of Presentation and Consolidation for additional information on the Company’s accounting for VIEs and Note 5 – Notes Payable for additional information.

Note 10 – Segment Reporting

During 2021, we realigned our operating segments to better reflect the internal management of our business. This realignment demonstrates a strategic shift in the growth and maturation of the Caliber model into an alternative asset manager generating fees from managed capital and growing a portfolio of high value diversified assets. Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The consolidated investment funds are consolidated based on the requirement in ASC 810, Consolidation, as the Company was determined to be the primary beneficiary of each of these variable interest entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual investment funds. Outside of our interests as the manager or general partner of these funds, our benefits in these entities are limited to Caliber’s direct membership or partnership interests, if any. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds. The operating activities, financial results, forecasts or plans for our investment funds are regularly reviewed by our hospitality and real estate asset management managers. The Company’s chief operating decision maker reviews the operating results of our Fund Management, Development and Brokerage operating segments on a monthly basis for the purposes of allocating resources and assessing performance. This review does not include the operating activity of the consolidated funds.

The Company’s operations are organized into three operating segments which constitute three reportable segments for management and financial reporting purposes: Fund Management, Development and Brokerage. Each segment is described below:

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fund Management

The Fund Management segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It includes the activities of Caliber Services, LLC and its subsidiaries, (“Caliber Services”), which acts as an external manager of our funds, which have diversified investment objectives. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from fund formation. Revenues generated by this segment include asset management fees, performance allocations and transaction and advisory fees.

Development

The Development segment represents our activities associated with providing real estate development services as their principal developer. These services include managing and supervising third-party developers and general contractors with respect to the development of the properties owned by our funds. Revenues generated by this segment are generally based on 4% of the total expected costs of the development or 4% of the total expected costs of the construction project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services and an Arizona licensed general contractor, acts as either the developer, development manager, and/or construction manager on our funds’ projects.

Brokerage

This segment includes our real estate brokerage operations. The Company generates commission revenue by acting as a broker for residential and commercial real estate owners and investors seeking to buy, sell and/or lease properties, including investment properties, as well as primary residences. The Company provides brokerage services to affiliated entities as well as third parties.

The information below includes the operating results and measures of profitability for all operating entities which the Company and our chief executive officer, who is our chief operating decision maker (“CODM”), analyze on a regular basis, for the purposes of allocating resources and assessing performance. The results of each segment are presented on a gross basis, prior to any necessary adjustments to (i) eliminate inter-segment transactions, if any, (ii) eliminate the results of entities that are not included in our accompanying consolidated financial statements, (iii) eliminate revenue activity presented gross when U.S. GAAP requires net, and (iv) reclassify items to reflect U.S. GAAP consolidated presentation.

The following tables present the revenues and net income (loss) of each of our reportable segments for the six months ended June 30, 2022 and 2021. Consolidated fund revenues and consolidated fund net income (loss) are presented in order to meet the GAAP requirement to reconcile the total segment revenues to total revenues on the consolidated statement of operations which includes consolidated fund revenues. Interest income, interest expense, depreciation and amortization expense, and other expenses (income) are excluded from our segment presentation as these amounts are immaterial.

	Six Months Ended June 30, 2022
	Real Estate Services				Non- Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues[1]
Asset management fees	$4,168	$-	$-	$4,168	$-	$(2,102)	$2,066
Performance allocations	2,405	-	-	2,405	-	-	2,405
Transaction and advisory fees	1,268	1,414	1,042	3,724	-	(1,353)	2,371
Consolidated funds - Hospitality revenue	-	-	-	-	32,813	-	32,813
Consolidated funds - Other revenue	-	-	-	-	3,328	-	3,328
Total revenues	7,841	1,414	1,042	10,297	36,141	(3,455)	42,983
Net Income (Loss)	$(1,857)	$759	$702	$(396)	$23,376	$(3,263)[2]	$19,717

1 For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with U.S. GAAP basis because these fees are eliminated in consolidation when they are derived from a consolidated fund.

2 This amount eliminates the intercompany fees and expenses of CaliberCos Inc. and its wholly-owned subsidiaries and our consolidated funds.

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2021
	Real Estate Services				Non- Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues[1]
Asset management fees	$3,173	$-	$-	$3,173	$-	$(2,041)	$1,132
Performance allocations	279	-	-	279	-	-	279
Transaction and advisory fees	959	1,583	806	3,348	-	(1,295)	2,053
Consolidated funds - Hospitality revenue	-	-	-	-	17,244	-	17,244
Consolidated funds - Other revenue	-	-	-	-	2,466	-	2,466
Total revenues	4,411	1,583	806	6,800	19,710	(3,336)	23,174
Net Income (Loss)	$(1,243)	$32	$516	$(695)	$(6,860)	$(3,004)[2]	$(10,559)

1 For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with U.S. GAAP basis because these fees are eliminated in consolidation when they are derived from a consolidated fund.

2 This amount eliminates the intercompany fees and expenses of CaliberCos Inc. and its wholly-owned subsidiaries and our consolidated funds.

Note 11 – Subsequent Events

Management has evaluated events and transactions that have occurred after June 30, 2022 through September 28, 2022, the date these condensed consolidated financial statements were available to be issued. See Note 5 – Notes Payable for a description of significant events and transactions that took place during this period.

4. Exhibits

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this Report, in each case as indicated below.

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	CaliberCos Inc. Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1	January 3, 2020
2.1.1	CaliberCos Inc. Amendment to Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1.1	January 3, 2020
2.1.2	CaliberCos Inc. Second Amendment to Second Amended and Restated Certificate of Incorporation	†	1-U	24R-00272	2.1.2	April 23, 2020
2.2	CaliberCos Inc. Bylaws	†	1-A	024-11016	2.2	June 13, 2019
2.3	Amendment No. 1 to CaliberCos Inc. Bylaws	†	1-A	024-11016	2.2	June 13, 2019
3.1	Stockholders’ Agreement dated September 21, 2018, by and among the Company, John C. Loeffler, Jennifer Schrader and Donnie Schrader	†	1-A	024-11016	3.1	June 23, 2019
3.2	Stock Purchase Agreement dated September 21, 2018, by and among the Company and Donnie Schrader	†	1-A	024-11016	3.2	June 13, 2019
3.3	Form of Warrant, exercise price of $1.70 (Tranche 1)	†	1-A	024-11016	3.3	June 13, 2019
3.4	Form of Warrant, exercise price of $2.00 (Tranche 2)	†	1-A	024-11016	3.4	June 13, 2019
4.1	Form of Subscription Agreement	†	1-A	024-11016	4.1	January 24, 2020
6.1	Amended and Restated 2017 Stock Incentive Plan	†	1-A	024-11016	6.1	December 5, 2019
6.2	Mortgage Note ($14,000,000) dated June 19, 2018, payable to Cerco Capital Inc.	†	1-A	024-11016	6.2	June 13, 2019
6.2.1	Guaranty of Recourse Obligations dated June 29, 2018, by Chris Loeffler and Jennifer Schrader, in favor of Cerco Capital Inc.	†	1-A	024-11016	6.2.1	June 13, 2019
6.3	Promissory Note ($62,245,000) dated September 2018, payable to RCC Real Estate, Inc.	†	1-A	024-11016	6.3	June 13, 2019
6.3.1	Guaranty of Recourse Obligations dated September 2018, by the Company, Jennifer Schrader, John C. Loeffler, II and Frank Heavlin, for the benefit of RCC Real Estate, Inc.	†	1-A	024-11016	6.3.1	June 13, 2019
6.4	Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated July 13, 2018	†	1-A	024-11016	6.4	June 13, 2019
6.4.1	First Amendment to Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated November 14, 2018	†	1-A	024-11016	6.4.1	June 13, 2019
6.5	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jennifer Schrader	†	1-A	024-11016	6.5	August 19, 2019
6.6	Executive Employment Agreement dated January 1, 2019, by and among the Company and John C. Loeffler, II	†	1-A	024-11016	6.6	August 19, 2019
6.7	Executive Employment Agreement dated January 1, 2019, by and among the Company and Roy Bade	†	1-A	024-11016	6.7	August 19, 2019
6.8	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jade Leung	†	1-A	024-11016	6.8	August 19, 2019
8.1	Form of Escrow Agreement by and among CaliberCos Inc., SI Securities, LLC and The Bryn Mawr Trust Company of Delaware	†	1-A	024-11016	8.1	January 3, 2020

†	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, state of Arizona, on September 28, 2022.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C. Loeffler, II	Chairman and Chief Executive Officer (Principal Executive Officer)	September 28, 2022
John C. Loeffler, II

*	Chief Financial Officer (Principal Accounting Officer)	September 28, 2022
Jade Leung

*	President, Chief Operating Officer and Vice-Chairperson	September 28, 2022
Jennifer Schrader

*By:	/s/ John C. Loeffler, II
John C. Loeffler II, Attorney-in-fact